
SL GREEN
REALTY CORP.

2002 ANNUAL REPORT


03055284


BEST AVAILABLE COPY


RECD S.E.C.
APR 1 1 2003
1088


PROCESSED
APR 15 2003
THOMSON
FINANCIAL



FINANCIAL HIGHLIGHTS

Year Ended December 31,	2002	2001	%Change
(In thousands, except per share and rentable area data)			
Total Revenue	$ 246,155	$ 249,683	(1.4)
Funds from Operations (FFO)	$ 125,429	$ 103,614	21.1
Funds from Operations Per Share (diluted)	$3.32	$3.00	10.7
Total Market Capitalization	$2,102,866	$1,835,500	14.6
Net Rentable Area (including joint ventures)*	11,533,000	10,035,800	14.9
Annual Dividend (per common share)	$1.79	$1.61	11.7
Book Equity	$ 783,085	$ 770,569	1.6

* in square feet

Total Market Capitalization
(in billions of dollars)


2.1
1.8
1.4
1.2
0.9
'98
'99
'00
'01
'02

Annualized Total Return
Since IPO
(percent)


14.35
5.05
(0.46)
SL Green
NAREIT Equity
S&P 500

Source: Bloomberg

FFO Per Share (Diluted)
1998–2002
(in dollars)


3.32
3.00
2.67
2.29
1.94
'98
'99
'00
'01
'02

Cover: 1515 Broadway
Inset upper left: Graybar Building
Inset lower right: The News Building

OCCUPANCY



100%
95%
90%
85%
80%
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02

- SLG Same-Store Portfolio (1)
- Class A Midtown Markets
- Class B Midtown Markets

Source: RELocate/Cushman & Wakefield
(1) Properties owned and managed by SL Green at least 24 months



COMPANY PROFILE

SL Green Realty Corp. went public on August 20, 1997 to continue the commercial real estate business of S.L. Green Properties Inc. founded in 1980. The Company owns and operates a premier portfolio of commercial office buildings primarily in Midtown Manhattan, the largest and most resilient office market in the country. SL Green has established a consistent track record of producing industry-leading returns while creating long-term value for its shareholders.

Today, in the spring of 2003, SL Green owns 25 office buildings encompassing 12.3 million square feet primarily located on the avenues and major cross streets of Midtown Manhattan. The Company delivers real value to tenants by offering the amenities, quality and service of modern office buildings at affordable rents. This has enabled the Company to outperform the local office market in every business cycle and to become the landlord of choice in New York.

Looking forward, SL Green Realty Corp. plans to continue to capitalize on its franchise through three established business lines: investment in long-term core properties, investment in opportunistic assets, and structured finance investments. This three-legged investment strategy will allow SL Green to balance the components of its portfolio to take advantage of each stage in the business cycle, thereby positioning the Company to outperform in the future.

SL Green is the only fully integrated, self-managed, self-administered Real Estate Investment Trust (REIT) exclusively focused on owning and operating office buildings in Manhattan. SL Green is a pure play for investors to own a piece of New York.



THEN AND NOW

At IPO August 1997		Through March 2003
9	Number of Properties	25
2,219,000	Total Square Feet	12,335,000
247,000	Average Property Size	535,000
7,900	Average Tenant Size Square Feet	12,800
264	Number of Tenants	960
5	Avenue Properties	23
1,492,000	Avenue Square Footage	11,946,000

6

TO OUR SHAREHOLDERS:



Seated (left to right):
Stephen L. Green
Chairman of the Board and Chief Executive Officer

Marc Holliday
President

Standing (left to right):
Michael W. Reid
Chief Operating Officer

Gerard T. Nocera
Executive Vice President Director of Real Estate Operations

Thomas E. Wirth
Chief Financial Officer

As I write this letter, two very different emotions come over me. When I look with the clarity of hindsight at 2002, I am satisfied with SL Green's ability to once again produce double-digit earnings growth. When I look at the uncertain times that still face us, I am troubled by the global instability clouding our economic landscape.

Our city and our country face a set of challenges that are without historical precedent. The economy has shown a strong resistance to the stimulus from the initial tax cuts of the Bush Administration and the rate cuts of the Federal Reserve. Fears of inflation have been replaced by concerns about deflation. Business is burdened by overcapacity and consumer confidence indices are in retreat. Our pre-eminent position as leader of our global economy is uncertain, as a political backlash over Iraq and a confrontation with the United Nations becomes a real possibility. We started 2002 leading a unified coalition through Afghanistan and uprooting a source of world terrorism. Fourteen months later, we are in conflict with national leaders in the Middle East, Far East and throughout the world. The reality of war and the fear of reprisals seem to have put a halt to almost all economic activity.

Outperforming Through the Business Cycle

Throughout these particularly challenging times, SL Green continues to outperform our local and national competitors. In the face of rising vacancies and falling rents, we have shown the resourcefulness to sustain our industry-leading earnings momentum while at the same time laying the foundations for the future. We have assembled one of the finest management teams in the REIT industry. We have devised a balanced investment, operating and capital strategy. We have created a unique franchise in the value sector of the deep and resilient New York City office market. Looking forward, we are in a great position to continue to outperform throughout this protracted business cycle.

A Strong Year in a Weak Economy

We are particularly proud of our achievements in 2002. In the face of a persistent economic downturn, we posted very strong earnings performance, achieving FFO per share of $3.32 (diluted), an 11% increase over the prior year. This made 2002 the fifth straight year SL Green has achieved double-digit earnings growth. In another key measure of performance, operating earnings per share increased by 17.5%. Most importantly to you, our shareholders, in a year when all the major equity indexes continued to witness sharp declines, we posted a total return of 9.7%. Finally, with many companies under pressure to reduce their dividends, we increased our annual dividend by 5.1% to $1.86 per share in the fourth quarter of the year.

Our year started with the announcement of a signature transaction, 1515 Broadway, and closed with the exciting announcement of our purchase of The News Building. These acquisitions showed our continued ability to purchase beachfront properties with strong credit and leasing profiles in privately negotiated transactions. We continued our history of using our currency and demonstrated intellectual capital to satisfy the often complex goals of the sellers and in both cases, current partners. Most importantly, we bought these properties for approximately $263 a square foot in a market environment of heated auctions and record prices.

While these transactions should create significant value for our shareholders for years to come, the real story of our year was our ability to stay leased. Against a backdrop where Midtown occupancy rates dropped nearly 300 basis points to 89%, we began and ended the year at approximately 97%. These leasing statistics are a testament to the strength of our franchise and the experience and dedication of our leasing and management team, led by Gerry Nocera.





Five Years of Success

As our track record shows, 2002 was no accident. We have posted consistent industry-leading performance since we first went public in 1997. Since that time, we have delivered average annual FFO growth of 14.4%. More importantly, we have generated an annualized total rate of return of 14.3% since our IPO at a time when the overall markets have been down and the NAREIT equity index has been up approximately 5.1%.

We are proud of our consistent history of outperformance and our reputation of exceeding investors' expectations. At the end of the day, however, our most important accomplishment during our years as a public company has been our ability to assemble a premier portfolio of major office buildings in Midtown Manhattan. We have grown from 2.2 million square feet to 12.3 million square feet. We have sold small, side street properties and bought major avenue properties. We have renovated and upgraded our buildings and significantly improved our tenant credit quality. We strongly believe each of our shareholders owns a piece of some of the most valuable real estate in the world.

All of this growth would not have been possible without our firm commitment to financial discipline. We treat our equity as a scarce resource, returning to the common equity markets only once in the past four years. We consistently look to diversify our funding sources. We rigorously pursue the most efficient sources of capital. We preserve ample liquidity at all times. We carefully match our short and long-term liabilities to the highly specific profiles of our assets. Throughout, we always keep in mind that the stewardship of our balance sheet is as important as our ability to create a premier real estate portfolio.

Capitalizing on our Franchise

Central to our success over our first five years, as it will be in the future, is our ability to capitalize in multiple ways on our unique franchise in the New York City marketplace. Our three basic business lines give us diverse sources of income and act as a hedge against the fluctuations of the business cycle.

Our primary business is to own and operate a premier portfolio of major office buildings in what we regard as the best office market in the world, Midtown Manhattan. We purchase these buildings at deep discounts to replacement cost with rents at significant discounts to market. This basic formula cushions our downside during a downturn in the business cycle and provides significant upside when the market improves. Although a deceptively simple formula, execution in the incredibly competitive New York market can be very difficult.



Our strong franchise and network of contacts in the market often provide us with opportunities to purchase assets that have the potential for significant short-term upside. This has become our second business line, one which has historically generated high returns and significant capital gains. We typically harvest these assets in a three-to five-year timeframe and the gains from the sale of these non-core holdings have been our cheapest source of capital.

Finally, we have carved out a strong market niche in the structured finance business, where we take first mortgage, mezzanine debt and preferred equity positions primarily in assets we would like to own in the future. Not only does this third business line generate high current returns, it also provides a pipeline for future acquisitions. The News Building is a testament to the synergistic nature of our business lines. It started as a preferred equity investment which we have converted into a core holding in our portfolio.

Looking Forward

While I am certainly pleased with our accomplishments during our first five years as a public company, during much of this period we had the wind at our backs. Many people in the investment community feel that the true test of our strategy and our ability to outperform started in 2001 as the New York economy began to feel the impact of the national recession. I feel invigorated by this challenge because I believe that it is only through adversity that our outstanding achievements become vivid.

While I believe we will face several difficult years ahead, people underestimate the depth, diversity and resiliency of the New York economy. Our Midtown office market still remains one of the best markets in the country with the strongest underlying fundamentals. As the financial and cultural center of the world, New York is poised to lead our country out of these trying times.

In the meantime, we at SL Green have the vision, the strategy and the team to continue to create value for our shareholders. We strongly believe that the unique franchise we created during our first five years will provide a platform that will make us a market leader for years to come.

Stephen L. Green
Chairman of the Board and
Chief Executive Officer

March 12, 2003

THE SL GREEN FRANCHISE

SL Green has created a unique, value-oriented franchise in the largest office market in the country, Midtown Manhattan. Since going public in 1997, the Company has focused exclusively on assembling a premier portfolio of major office buildings in central locations in the heart of Midtown. SL Green has now become the second largest public owner of office space in New York. Operating in this extremely competitive, high barrier to entry market, SL Green has established itself as New York's true local sharpshooter.


Largest Metropolitan
Office Markets 2002
(square feet in millions)
387
230
Midtown
119
103
56
47
38
New York, NY
Washington, DC
Boston, MA
San Francisco, CA
Philadelphia, PA
Source: Lend Lease/Rosen

In 2002, SL Green again demonstrated that a company focused on a single market can continue to outperform its local and national competitors. We posted our fifth straight year of double-digit FFO growth while maintaining industry-leading occupancy of 97%. This was accomplished against a backdrop of a continued local and national recession, a fear of imminent war and a sharp reduction in business activity. In 2002, we generated a total rate of return of 9.7% in a year when all of the major equity indices declined.


Seated left to right: Andrew Levine, Linda Quinlan, Steven Marks
Standing left to right: Ed Piccinich, Neil Kessner, Steven Durels, Andrew Mathias

SL Green achieved these results operating in a market that, despite some deterioration, remains one of the deepest, most diverse, most resilient office markets in the country. With nearly 230 million square feet and over 11 individual submarkets, Midtown is nearly double the size of the second largest metropolitan office market. In 2002, despite the well-publicized layoffs in the financial services sector and a sharp increase in sublease space, Midtown maintained one of the lowest vacancy rates in the country. At year end, the vacancy rate in Midtown stood at 11.1% versus a national average of 14.8%. This is truly a testament to New York's enduring position as the financial, entertainment and cultural center of the world.




Portfolio Growth
(square feet in millions)
11.5
10.0
8.7
8.5
6.3
'98
'99
'00
'01
'02

BUILDING A PREMIER PORTFOLIO

Since first going public in 1997, SL Green has assembled a premier portfolio of major office buildings in Midtown Manhattan. With our recent acquisition of 220 East 42nd Street, SL Green owns 25 buildings totaling 12.3 million square feet. Over 97% of our properties are located on the major avenues and thoroughfares of New York near the key transportation hubs of Grand Central Station, Penn Station and Times Square. Our tenant roster features such major companies as Viacom, Omnicom, CBS and BMW.

During these first five years, we have dramatically repositioned our portfolio by purchasing at least one major asset each year, while harvesting smaller and opportunistic properties. We began in 1998 by purchasing the Graybar Building, our corporate flagship. In 1999, we acquired the BMW Building, home of the world famous 60 Minutes broadcast team. In 2000, we added 100 Park Avenue, strategically located one block from Grand Central Station. In 2001, we purchased various interests in One Park Avenue and partnered with SITQ Immobilier, a subsidiary of Caisse de depot, the largest institutional investor in Canada. When the Midtown markets saw record prices of over $500 per square foot for major office buildings in 2002, we added a premier asset to our portfolio, 1515 Broadway, at $276 per square foot. Then, to commence our sixth year as a public company and to continue our tradition of adding prestigious Midtown addresses to our portfolio, we announced the acquisition of 220 East 42nd Street, The News Building, which closed in early 2003.


Information

Grand Central Terminal

SL Green's management team has taken advantage of its franchise presence in the market and direct relationships with owners to acquire most of the portfolio in privately negotiated transactions. The Company has demonstrated a consistent ability to structure transactions that meet the often complex and tax-sensitive needs of sellers. In the process, SL Green has purchased prominent office buildings at deep discounts to replacement cost, with rents at significant discounts to market. Our track record of purchasing premier real estate at the right price at the right time clearly distinguishes SL Green as a market leader.




Operating Expenses
Per Square Foot
(in dollars)
10.35
8.32
BOMA*
SL Green
* Building Office
and Management
Association

THE SL GREEN BRAND

SL Green has become the premier brand name in the value segment of the New York marketplace. We deliver real value to our tenants by offering the amenities, service and quality of a modern office building at affordable rents. In this difficult economic environment, cost conscious tenants, with many alternatives and choices, choose SL Green buildings. At a time when the overall Midtown market saw a steady erosion of occupancy rates to 89%, we maintained our occupancy at approximately 97%. Never has our brand advertising been more appropriate, we are "Better than A, Greater than B."

The SL Green value brand is built on certain bedrock principles. We purchase high quality buildings at great locations at the right prices. We reposition the properties by restoring the facades and upgrading the lobbies, corridors and building infrastructure. We consistently reinvest in our buildings—in good times and in troubled times—to maintain the standards of modern office buildings. We tightly control all of our operating expenses. It is not an accident that SL Green's operating expenses are 19.6% lower than the industry benchmark standards published by the Building Office and Management Association (BOMA) for our Midtown neighbors.


1250
Lobby of 1250 Broadway

1250 Broadway is a perfect example of SL Green's branding strategy. We purchased the building in 1999 at a cost of $139 per square foot, a deep discount to replacement cost. In the last two years, we have completely refinished the lobby and the outdoor plaza, while refurbishing and upgrading the elevators. At the same time, our anchor tenant, Visiting Nurse Services, committed to a long-term lease and additional space in the building.

While we constantly reinvest in our properties to maintain the standards of a modern office building, the real key to our success is the strength and consistent excellence of our management and leasing teams. We provide unparalleled service and attention to our tenants. SL Green has enormous prestige and presence in the leasing market and has cultivated extensive relationships with tenants and their representatives. In 2002 alone, we signed 265 leases for nearly one million square feet, or more than one lease every business day. This is the best testimony to the power of our brand and the strength of our franchise.



CAPITALIZING ON THE FRANCHISE

Over the past five years, SL Green has been adept at developing synergistic business lines that take advantage of its franchise position in the Midtown market. Through our opportunistic acquisitions and dispositions and structured finance program, we have been able to generate high current returns and substantial capital gains. These businesses have been a recurring source of earnings for the Company and act as a pipeline for potential future acquisitions of prominent properties for the core portfolio.

In our years as a public company, SL Green has had a very successful history of acquiring, repositioning and harvesting assets. In the process, we have generated significant gains for our shareholders and additional capital to reinvest in our franchise. We have been able to identify and to take advantage of situations where we have seen a disconnect between the price of an asset and the value we can create. For example, in 1998 we purchased 90 Broad Street for $34.5 million. We acquired the building at a highly favorable price from a strategic seller divesting the asset as part of a merger transaction. Two years later, after upgrading and fully leasing the building, we sold 90 Broad Street for $60.0 million. Identifying a similar opportunity, we expect to close on condominium units in a building two blocks away, 125 Broad Street, that we believe will witness a sharp rise in value over time as Downtown is restored and begins its recovery.


90
90 Broad Street

Blended FFO Growth
(percent)


14.4
18.0
16.6
8.5
12.3
10.7
14.1
5.9
'98
'99
'00*
'01
'02
Avg.
Internal Growth
External Growth
*2000 external

Our structured finance business has provided high current returns and served as a pipeline for future acquisitions. In 2001, we made a $53.5 million preferred equity investment in The News Building at a yield of 12.6%. Just 17 months later, we purchased this 1.1 million square foot asset in the heart of Midtown for $265.0 million. Most importantly, our initial investment enabled us to acquire this institutional quality property in a privately negotiated, non-marketed transaction.

In the future, we will continue to seek out opportunities to take advantage of our franchise and our demonstrated expertise to find new ways to enhance earnings and long-term shareholder value.

220 East 42nd Street



CAPITAL MANAGEMENT

SL Green has posted an impressive five-year history of growth while consistently maintaining balance sheet strength, financial flexibility and corporate liquidity. We know that we are running a marathon where the key to success is to deliver sustained earnings growth and value creation, not just for the next quarter, but every year. This requires careful financial planning and active stewardship of our balance sheet so that we are always in a position to take advantage of opportunities as they arise and mitigate risks that unavoidably confront us. We are proud of the fact that even after completing two major acquisitions, 1515 Broadway and 220 East 42nd Street, we have available line capacity of $370 million and a near industry low dividend payout ratio of 53.1%. Never have we been more liquid, nor our dividend more secure.

FFO Payout Ratio
(percent)


70
59
55
58
53
'98
'99
'00
'01
'02



One Park Avenue

Certain basic principles have guided our growth over the past five years. We treat our equity capital as a precious commodity. While the Company has grown from a total IPO market capitalization of $354 million to $2.1 billion at the end of 2002, SL Green has only accessed the common equity markets twice. Instead, we are consistent recyclers of capital through ongoing asset sales and joint venture transactions. At the same time, we always search for the most efficient capital while constantly seeking to diversify our sources. Our recently completed $150 million unsecured term financing led by Wells Fargo Bank is a perfect example. We were able to raise five-year fixed rate financing in the unsecured bank market at rates that were consistent with an investment grade bond offering.

Finally, we consistently reconfigure our always dynamic balance sheet in order to properly match our assets and related liabilities. As we have increased our asset allocation to long-term core real estate, we have begun to fix our liabilities and extend the duration of our debt. We believe that we are currently marrying our premier real estate portfolio to the most desirable interest rates we may see in our lifetimes.



OUR PORTFOLIO

Properties	Submarket	Ownership	Rentable Square Feet	Percent Occupied 12/31/02
PROPERTIES 100% OWNED "Same Store"				
1140 Avenue of the Americas	Rockefeller Center	Leasehold Interest	191,000	97.8
1372 Broadway	Times Square South	Fee Interest	508,000	97.9
1414 Avenue of the Americas	Rockefeller Center	Fee Interest	111,000	94.3
1466 Broadway	Times Square	Fee Interest	289,000	88.6
17 Battery Place North	World Trade/Battery	Fee Interest	419,000	100.0
286 Madison Avenue	Grand Central South	Fee Interest	112,000	93.0
290 Madison Avenue	Grand Central South	Fee Interest	37,000	100.0
292 Madison Avenue	Grand Central South	Fee Interest	187,000	99.7
420 Lexington Avenue (Graybar)	Grand Central North	Operating Sublease	1,188,000	95.0
440 Ninth Avenue	Times Square South	Fee Interest	339,000	92.3
470 Park Avenue South	Park Avenue South/Flatiron	Fee Interest	260,000	99.7
555 West 57th Street	Midtown West	Fee Interest	941,000	100.0
673 First Avenue	Grand Central South	Leasehold Interest	422,000	99.8
70 West 36th Street	Times Square South	Fee Interest	151,000	92.3
711 Third Avenue	Grand Central North	Operating Sublease	524,000	99.1
Subtotal/Weighted Average			5,679,000	97.1
2002 Adjustments				
110 East 42nd Street	Grand Central	Fee Interest	181,000	98.6
50 West 23rd Street	Chelsea	Fee Interest	333,000	97.2
317 Madison Avenue	Grand Central	Fee Interest	450,000	93.4
1370 Broadway	Times Square South	Fee Interest	255,000	89.5
Subtotal/Weighted Average			1,219,000	94.4
Total/Weighted Average Properties 100% Owned			6,898,000	96.6
PROPERTIES <100% OWNED Unconsolidated				
180 Madison Avenue—50%	Grand Central South	Fee Interest	265,000	82.0
One Park Avenue—55%	Grand Central South	Various Interests	913,000	98.6
1250 Broadway—55%	Penn Station	Fee Interest	670,000	98.5
100 Park Avenue—50%	Grand Central South	Fee Interest	834,000	99.0
1515 Broadway—55%	Times Square	Fee Interest	1,750,000	98.5
321 West 44th Street—35%	Times Square	Fee Interest	203,000	90.6
Subtotal/Weighted Average			4,635,000	97.3
2002 Year End Total			11,533,000	96.9
2003 Adjustments				
50 West 23rd Street	Chelsea	Fee Interest	(333,000)	(97.2)
220 East 42nd Street	United Nations	Fee Interest	1,135,000	91.4
			12,335,000	95.5

FINANCIAL TABLE OF CONTENTS



Standing left to right: Joseph DeMatteo, Steve Kahn, Paul McNulty, Jay Pesci

SELECTED FINANCIAL DATA

The following table sets forth our selected financial data and should be read in conjunction with our Financial Statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Annual Report.

In connection with this Annual Report, we are restating our historical audited consolidated financial statements as a result of the adoption of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") and Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44, and 62, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). During 2002, we classified a property as held for sale and, in compliance with SFAS 144, have reported revenue and expenses from this property as discontinued operations, net of minority interest for each period presented in our Annual Report. This reclassification has no effect on our reported net income or funds from operations.

During 2001, 2000, 1999 and 1998, we recognized extraordinary losses from early extinguishment of debt. In compliance with SFAS 145, these extraordinary losses have been reclassified to interest expense in the consolidated statements of income for each of the five years ended December 31, 2002. This reclassification has no effect on our reported net income, but reduces funds from operations by the amount of the extraordinary loss.

We are also providing updated summary selected financial information, which is included below reflecting the prior period reclassification as discontinued operations of the property classified as held for sale during 2002 and the prior period reclassification to interest expense of extraordinary losses from early extinguishment of debt.

Operating Data
(In thousands, except per share data)

Year Ended December 31,	2002	2001	2000	1999	1998
Total revenue	$246,155	$249,687	$222,531	$198,859	$128,048
Property operating expenses	57,703	56,718	53,322	48,234	33,156
Real estate taxes	29,451	29,828	27,772	28,137	20,215
Ground rent	12,637	12,579	12,660	12,754	11,082
Interest	36,656	45,107	39,787	28,038	12,032
Depreciation and amortization	39,063	37,117	31,525	26,380	14,638
Loss on terminated project	—	—	—	—	1,065
Loss on hedge transaction	—	—	—	—	176
Marketing, general and administration	13,282	15,374	11,561	10,922	5,760
Total expenses	188,792	196,723	176,627	154,465	98,124
Operating income	57,363	52,964	45,904	44,394	29,924
Equity in net income (loss) from affiliates	292	(1,054)	378	730	387
Equity in net income of unconsolidated joint ventures	18,383	8,607	3,108	377	—
Income before minority interest and gain on sales	76,038	60,517	49,390	45,501	30,311
Minority interest	(4,545)	(4,419)	(7,179)	(4,895)	(2,805)
Income before gains on sale and cumulative effect of accounting charge	71,493	56,098	42,211	40,606	27,506
Gain on sale of properties/preferred investments	—	4,956	41,416	—	—
Cumulative effect of change in accounting principle	—	(532)	—	—	—
Income from continuing operations	71,493	60,522	83,627	40,606	27,506
Discontinued operations (net of minority interest)	2,838	2,479	2,590	2,250	1,946
Net income	74,331	63,001	86,217	42,856	29,452
Preferred dividends and accretion	(9,690)	(9,658)	(9,626)	(9,598)	(5,970)
Income available to common shareholders	$ 64,641	$ 53,343	$ 76,591	$ 33,258	$ 23,482
Net income per common share—basic	$2.14	$1.98	$3.14	$1.37	$1.19
Net income per common share—diluted	$2.09	$1.94	$2.93	$1.37	$1.19
Cash dividends declared per common share	$1.7925	$1.605	$1.475	$1.41	$1.40
Basic weighted average common shares outstanding	30,236	26,993	24,373	24,192	19,675
Diluted weighted average common shares and common share equivalents outstanding	37,786	29,808	31,818	26,680	22,145

SELECTED FINANCIAL DATA (continued)

Balance Sheet Data
(In thousands)

As of December 31,	2002	2001	2000	1999	1998
Commercial real estate, before accumulated depreciation	$ 975,777	$ 984,375	$ 895,810	$ 908,866	$697,061
Total assets	1,473,170	1,371,577	1,161,154	1,071,242	777,796
Mortgages and notes payable, revolving credit facilities and term loan	541,503	504,831	460,716	435,693	162,162
Minority interest	44,718	46,430	43,326	41,494	41,491
Preferred Income Equity Redeemable Shares℠	111,721	111,231	110,774	110,348	109,950
Stockholders' equity	626,645	612,908	455,073	406,104	404,826

Other Data
(In thousands)

Year Ended December 31,	2002	2001	2000	1999	1998
Funds from operations after distributions to preferred shareholders (1)	$116,230	$ 94,416	$ 74,698	$ 61,656	$ 42,336
Funds from operations before distributions to preferred shareholders (1)	125,430	103,616	83,898	70,856	48,056
Net cash provided by operating activities	107,395	80,588	53,806	48,013	22,665
Net cash (used in) investment activities	(57,776)	(420,061)	(38,699)	(228,678)	(376,593)
Net cash (used in) provided by financing activities	(4,793)	341,873	(25,875)	195,990	347,382

(1) The revised White Paper on Funds from Operations ("FFO") approved by the Board of Governors of NAREIT in October 1999 defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from debt restructuring and sales of properties, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. We believe that FFO is helpful to investors as a measure of the performance of an equity REIT because, along with cash flow from operating activities, financing activities and investing activities, it provides investors with an indication of our ability to incur and service debt, to make capital expenditures and to fund other cash needs. We compute FFO in accordance with the current standards established by NAREIT, which may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than us. FFO does not represent cash generated from operating activities in accordance with GAAP and should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of our financial performance or to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including its ability to make cash distributions.

A reconciliation of FFO to net income computed in accordance with GAAP is provided under the heading of "Management's Discussion and Analysis of Financial Condition and Results of Operations—Funds From Operations."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

This report includes certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements relate to, without limitation, our future capital expenditures, dividends and acquisitions (including the amount and nature thereof), and other development trends of the real estate industry and the Manhattan office market, business strategies, and the expansion and growth of our operations. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Act and Section 21E of the Exchange Act. Such statements are subject to a number of assumptions, risks and uncertainties which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are generally identifiable by the use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "intend," "project," "continue," or the negative of these words, or other similar words or terms. Readers are cautioned not to place undue reliance on these forward-looking statements. Among the factors about which we have made assumptions are general economic and business (particularly real estate) conditions either nationally or in New York City being less favorable than expected, the continuing impact of the September 11, 2001 terrorist attacks on the national, regional and local economies including in particular, the New York City area and our tenants, the business opportunities that may be presented to and pursued by us, changes in laws or regulations (including changes to laws governing the taxation of REITs), risk of acquisitions, availability of capital (debt and equity), interest rate fluctuations, competition, supply and demand for properties in our current and any proposed market areas, tenants' ability to pay rent at current or increased levels, accounting principles, policies and guidelines applicable to REITs, environmental risks, tenant bankruptcies and defaults, the availability and cost of comprehensive insurance, including coverage for terrorist acts, and other factors, many of which are beyond our control. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of future events, new information or otherwise.

General

SL Green Realty Corp. (the "Company"), a Maryland corporation, and SL Green Operating Partnership, L.P. (the "Operating Partnership"), a Delaware limited partnership, were formed in June 1997 for the purpose of combining the commercial real estate business of S.L. Green Properties, Inc. and its affiliated partnerships and entities. Unless the context requires otherwise, all references to "we," "our," and "us" means the Company and all entities owned or controlled by the Company, including the Operating Partnership.

The following discussion related to our consolidated financial statements should be read in conjunction with the financial statements appearing in this Annual Report.

As of December 31, 2002, our wholly-owned portfolio (the "Properties") consisted of 19 commercial properties encompassing approximately 6.9 million rentable square feet located primarily in midtown Manhattan ("Manhattan"), a borough of New York City. As of December 31, 2002, the weighted average occupancy (total occupied square feet divided by total available square feet) of our wholly-owned properties was 96.6%. Our portfolio (the "Portfolio") also includes ownership interests in unconsolidated joint ventures which own six commercial properties in Manhattan, encompassing approximately 4.6 million rentable square feet. These properties were 97.3% occupied as of December 31, 2002. We also own one triple-net leased property located in Shelton, Connecticut ("Shaws"). In addition, we continue to manage three office properties owned by third-parties and affiliated companies encompassing approximately 1.0 million rentable square feet.

2002 proved to be a challenging year. The country continued to experience a prolonged national recession and all of the major stock indices declined. New York City witnessed a sharp reduction in business activity, well-publicized layoffs in the securities industry and a significant increase in sublease space. Insurance costs rose in response to the attack on the World Trade Center. New York City was forced to raise real estate taxes by 18% for the 2002-2003 fiscal year to meet rising budget deficits. The Federal Reserve Bank significantly reduced interest rates on multiple occasions which lowered overall borrowing costs. This, however, failed to provide immediate stimulus to the economy.

Despite these overall trends, the Midtown office market ended the year with an overall vacancy rate of 11.1% compared to a national average of 14.8%. Overall rents did decline and concession packages increased. Midtown continues to benefit from the absence of meaningful new construction. In 2002, 425,000 square feet of office space was delivered in Midtown, or only 0.19% of the nearly 230 million square feet of total inventory.

In this environment, we registered 2002 year end same store occupancy of 97.1% versus 97.4% at the end of 2001. Additionally, we achieved a mark-to-market on our same store leases of approximately 41% for the year.

The acquisition market witnessed record prices in heated auctions. Much of the activity was fueled by continued strong investor interest in Midtown Manhattan and historically low borrowing costs. Despite this environment, we purchased 1515 Broadway with a joint venture partner for $483.5 million, or $276 per square foot, a significant discount to the building's replacement cost. Additionally, the Company entered into agreements to purchase 220 East 42nd Street for $265.0 million and condominium interests in 125 Broad Street for approximately $90.0 million. The acquisition of 220 East 42nd Street closed February 13, 2003 and 125 Broad Street condominium unit is scheduled to close in the first quarter of 2003.

Midtown vacancy rates continued to increase during 2002. While there is a relative lack of supply, the market has been impacted by layoffs from financial mergers, acquisitions, downsizings and bankruptcies, whether the result of current economic conditions, the effect of September 11, 2001 terrorist attacks, or otherwise. In this challenging environment, we believe that vacancy rates may continue to increase and rents may continue to decrease while tenant concession packages may increase. Additionally, in order for us to maintain our current occupancy levels, we believe that ongoing capital improvements to the common areas and physical infrastructures will be required at our properties.

Critical Accounting Policies

Our discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, and contingencies as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We evaluate our assumptions and estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Rental Property

On a periodic basis, our management team assesses whether there are any indicators that the value of our real estate properties, including joint venture properties, and structured finance investments may be impaired. If the carrying amount of the property is greater than the estimated expected future cash flow (undiscounted and without interest charges) of the asset, impairment has occurred. We will then record an impairment loss equal to the difference between the carrying amount and the fair value of the asset. We do not believe that the value of any of our rental properties or structured finance investments were impaired at December 31, 2002 and 2001.

Revenue Recognition

Rental revenue is recognized on a straight-line basis over the term of the lease. The excess of rents recognized over amounts contractually due pursuant to the underlying leases are included in deferred rents receivable on the accompanying balance sheets. We establish, on a current basis, an allowance for future potential tenant credit losses, which may occur against this account. The balance reflected on the balance sheet is net of such allowance.

Interest income on structured finance investments is recognized over the life of the investment using the effective interest method and recognized on the accrual basis. Fees received in connection with loan commitments are deferred until the loan is funded and are then recognized over the term of the loan as an adjustment to yield. Anticipated exit fees are also recognized over the term of the loan as an adjustment to yield. Fees on commitments that expire unused are recognized at expiration.

Income recognition is generally suspended for loans at the earlier of the date at which payments become 90 days past due or when, in the opinion of management, a full recovery of income and principal becomes doubtful. Income recognition is resumed when the loan becomes contractually current and performance is demonstrated to be resumed.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our tenants to make required rent payments. If the financial condition of a specific tenant were to deteriorate, resulting in an impairment of its ability to make payments, additional allowances may be required.

Reserve for Possible Credit Losses

The reserve for possible credit losses in connection with structured finance investments is the charge to earnings to increase the allowance for possible credit losses to the level that we estimate to be adequate considering delinquencies, loss experience and collateral quality. Other factors considered relate to geographic trends and product diversification, the size of the portfolio and current economic conditions. Based upon these factors, we establish the provision for possible credit losses by category of asset. When it is probable that we will be unable to collect all amounts contractually due, the account is considered impaired.

Where impairment is indicated, a valuation write-down or write-off is measured based upon the excess of the recorded investment amount over the net fair value of the collateral, as reduced by selling costs. Any deficiency between the carrying amount of an asset and the net sales price of repossessed collateral is charged to the allowance for credit losses. No reserve for impairment was required at December 31, 2002 or 2001.

Derivative Financial Instruments

In the normal course of business, we use a variety of derivative financial instruments to manage, or hedge, interest rate risk. We require that hedging derivative instruments are effective in reducing the interest rate risk exposure that they are designated to hedge. This effectiveness is essential for qualifying for hedge accounting. Some derivative instruments are associated with an anticipated transaction. In those cases, hedge effectiveness criteria also require that it be probable that the underlying transaction occurs. Instruments that meet these hedging criteria are formally designated as hedges at the inception of the derivative contract.

To determine the fair values of derivative instruments, we use a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments including most derivatives, long-term investments and long-term debt, standard market conventions and techniques such as discounted cash flow analysis, option-pricing models, replacement cost, and termination cost are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

Results of Operations

Comparison of the year ended December 31, 2002 to the year ended December 31, 2001

The following comparison for the year ended December 31, 2002 ("2002") to the year ended December 31, 2001 ("2001") makes reference to the following: (i) the effect of the "Same-Store Properties," which represents all properties owned by us at January 1, 2001 and at December 31, 2002 and total 15 of our 19 wholly-owned properties, representing approximately 83% of our annualized rental revenue, (ii) the effect of the "2001 Acquisitions," which represents all properties acquired in 2001, namely, 1370 Broadway (January 2001) and 317 Madison Avenue (June 2001), (iii) the effect of the "2001 Dispositions," which represents all properties disposed of in 2001, namely, 633 Third Avenue (January 2001), One Park Avenue which was contributed to a joint venture (May 2001) and 1412 Broadway (June 2001), and (iv) "Other," which represents corporate level items not allocable to specific properties, eEmerge and Shaws, and assets of which a portion was sold, namely 110 East 42nd Street. Assets classified as held for sale are excluded from the following discussion.

Rental Revenues
(in millions)

	2002	2001	$ Change	% Change
Rental revenue	$187.5	$197.7	$(10.2)	(5.2)%
Escalation and reimbursement revenue	28.3	30.4	(2.1)	(6.9)
Signage revenue	1.5	1.5	—	—
Total	$217.3	$229.6	$(12.3)	(5.4)%
Same-Store Properties	$186.5	$184.3	$ 2.2	1.2%
2001 Acquisitions	23.1	15.5	7.6	49.0
2001 Dispositions	—	21.3	(21.3)	(100.0)
Other	7.7	8.5	(0.8)	(9.4)
Total	$217.3	$229.6	$(12.3)	(5.4)%

Rental revenue in the Same-Store Properties was primarily flat despite a decrease in occupancy from 97.4% in 2001 to 97.1% in 2002. The revenue increase is primarily due to annualized rents from replacement rents on previously occupied space at Same-Store Properties being 41.0% higher than previous fully escalated rents.

We estimate that the current market rents on our wholly-owned properties are approximately 6.6% higher than existing in-place fully escalated rents. Approximately 10.2% of the space leased at wholly-owned properties expires during 2003. We believe that occupancy rates will remain relatively flat at the Same-Store Properties in 2003.

The decrease in escalation and reimbursement revenue was primarily due to the 2001 Dispositions ($4.1 million). This was partially offset by increased recoveries at the Same-Store Properties ($1.0 million) and the 2001 Acquisitions ($1.1 million). On an annualized basis, we recovered approximately 89% of our electric costs at our Same-Store Properties.

Investment and Other Income
(in millions)

	2002	2001	$ Change	% Change
Equity in net income of unconsolidated joint ventures	$18.4	$ 8.6	$ 9.8	114.0%
Investment and preferred equity income	23.2	17.4	5.8	33.3
Other	5.7	2.8	2.9	103.6
Total	$47.3	$28.8	$18.5	64.2%

The increase in equity in net income of unconsolidated joint ventures is due to an increase in the square footage of our joint venture properties from 3.1 million square feet in 2001 to 4.6 million square feet in 2002. The increase was primarily due to One Park Avenue being included for all of 2002, but only seven months of 2001 and 1515 Broadway being included for seven months in 2002 and none in 2001. This was partially offset by 469 Seventh Avenue, which was sold in June 2002. Occupancy at the joint venture properties decreased from 98.4% in 2001 to 97.3% in 2002. We estimate that current market rents are approximately 20.8% higher than existing in-place fully escalated rents at our joint venture properties. Approximately 10.9% of the space leased at joint venture properties expires during 2003.

The increase in investment income primarily represents interest income from structured finance transactions ($6.8 million). The weighted average loan balance outstanding and yield were $160.4 million and 13.1%, respectively, for 2002 compared to $94.2 million and 15.6%, respectively, for 2001. This was offset by a decrease in interest income from excess cash on hand ($1.0 million).

The increase in other income was primarily due to management and asset management fees earned from joint ventures ($2.2 million) due to the increase in the size of the joint venture portfolio compared to prior periods. The balance of the increase was due to the receipt of an acquisition break-up fee ($0.3 million) and a gain on the sale of mortgage recording tax credits ($0.6 million).

Property Operating Expenses
(in millions)

	2002	2001	$ Change	% Change
Operating expenses (excluding electric)	$42.0	$38.6	$ 3.4	8.8%
Electric costs	15.7	18.1	(2.4)	(13.3)
Real estate taxes	29.5	29.8	(0.3)	(1.0)
Ground rent	12.6	12.6	—	—
Total	$99.8	$99.1	$ 0.7	0.7%
Same-Store Properties	$84.0	$81.1	$ 2.9	3.6%
2001 Acquisitions	9.3	6.1	3.2	52.5
2001 Dispositions	—	7.2	(7.2)	(100.0)
Other	6.5	4.7	1.8	38.3
Total	$99.8	$99.1	$ 0.7	0.7%

Same-Store Properties operating expenses, excluding real estate taxes, were relatively flat. There were increases in security costs and insurance ($1.5 million), advertising ($0.2 million), operating payroll ($0.2 million), management ($0.9 million) and repairs and maintenance ($0.5 million). These increases were partially offset by decreases in professional fees ($0.3 million), electric costs ($1.0 million), and lower steam costs ($0.5 million).

The decrease in electric costs was primarily due to lower electric rates in 2002 compared to 2001.

The decrease in real estate taxes was primarily attributable to the 2001 Dispositions which decreased real estate taxes by $2.8 million. This was partially offset by an increase in real estate taxes attributable to the Same-Store Properties ($1.5 million) due to higher assessed property values and the 2001 Acquisitions ($1.0 million).

Other Expenses
(in millions)

	2002	2001	$ Change	% Change
Interest expense	$36.7	$45.1	$(8.4)	(18.6)%
Depreciation and amortization expense	39.1	37.1	2.0	5.4
Marketing, general and administrative expense	13.3	15.4	(2.1)	(13.6)
Total	$89.1	$97.6	$(8.5)	(8.7)%

The decrease in interest expense was primarily attributable to lower average debt levels due to dispositions ($10.6 million) and reduced interest costs on floating rate debt ($3.6 million). The 2001 balance also includes $0.3 million associated with the reclassification of an extraordinary item related to the early extinguishment of debt to interest expense. This was partially offset by increases due to costs associated with new investment activity ($5.2 million) and the funding of ongoing capital projects and working capital reserves ($0.5 million). The weighted average interest rate decreased from 6.91% at December 31, 2001 to 6.17% at December 31, 2002 and the weighted average debt balance increased from $492.0 million to $571.6 million for these same periods.

Marketing, general and administrative expense decreased primarily due to a one time $1.0 million donation made in 2001 to the Twin Towers Fund and a decrease in corporate advertising ($0.5 million) in 2002. We have reduced our marketing, general and administrative costs to 5.4% of total revenues in 2002 compared to 6.2% in 2001.

Comparison of year ended December 31, 2001 to year ended December 31, 2000

The following comparison of the year ended December 31, 2001 ("2001") to the year ended December 31, 2000 ("2000") makes reference to the following: (i) the effect of the "Same-Store Properties," which represent all properties owned by us at January 1, 2000 and at December 31, 2001 and total 16 of our 19 wholly-owned properties, representing approximately 82% of our annualized rental revenue, (ii) the effect of the "2001 Acquisitions," which represent all properties acquired in 2001, namely, One Park Avenue and 1370 Broadway (January 2001) and 317 Madison Avenue (June 2001), (iii) the effect of the "Dispositions," which represent all properties disposed of in 2000, namely, 29 West 35th Street (February 2000), 36 West 44th Street (March 2000), 321 West 44th Street which was contributed to a joint venture (May 2000), and 17 Battery Place South (December 2000), and all properties disposed of in 2001, namely, 633 Third Avenue (January 2001), One Park Avenue which was contributed to a joint venture (May 2001) and 1412 Broadway (June 2001), and (iv) "Other," which represents corporate level items not allocable to specific properties, Shaws, and assets of which a portion was sold, namely 110 East 42nd Street and 17 Battery Place North. The information presented in this comparison has not been restated to reflect the adoption of SFAS 144 and SFAS 145.

Rental Revenues
(in millions)

	2001	2000	$ Change	% Change
Rental revenue	$204.6	$189.0	$ 15.6	8.3%
Escalation and reimbursement revenue	31.3	24.7	6.6	26.7
Signage revenue	1.5	2.1	(0.6)	(28.6)
Total	$237.4	$215.8	$ 21.6	10.0%
Same-Store Properties	$183.3	$173.6	$ 9.7	5.6%
2001 Acquisitions	30.3	—	30.3	—
Dispositions	6.6	18.6	(12.0)	(64.5)
Other	17.2	23.6	(6.4)	(27.1)
Total	$237.4	$215.8	$ 21.6	10.0%

The increase in rental revenue occurred even though occupancy levels decreased at Same-Store Properties from 98.4% at December 31, 2000 to 97.4% at December 31, 2001. Annualized rents from replacement rents on previously occupied space at Same-Store Properties were 43.0% higher than previous fully escalated rents.

We estimate that current market rents on our wholly-owned properties are approximately 31.9% higher than existing in-place fully escalated rents. Approximately 6.6% of the space leased at wholly-owned properties expires during 2002.

The increase in escalation and reimbursement revenue was primarily due to higher operating expense recoveries ($5.3 million) and utility recoveries ($1.3 million). On an annualized basis, we recovered approximately 90% of our electric costs.

The decrease in signage revenue was primarily attributable to 1466 Broadway as several temporary signs were not re-leased during 2001 ($0.6 million).

Investment and Other Income
(in millions)

	2001	2000	$ Change	% Change
Equity in net income of unconsolidated joint ventures	$ 8.6	$ 3.1	$ 5.5	177.4%
Investment income	17.4	13.3	4.1	30.8
Other	2.8	1.1	1.7	154.6
Total	$28.8	$17.5	$11.3	64.6%

The increase in equity in net income of unconsolidated joint ventures was due to an increase from four joint venture investments in 2000 comprising 2.0 million square feet, to six joint venture investments in 2001 comprising 3.1 million square feet. Occupancy at the joint ventures increased from 98.0% in 2000 to 98.4% in 2001. Annualized rent and annualized net effective rent per leased square foot increased 10.9% and 1.4%, respectively, over 2000 rates. We estimate that current market rents are approximately 36.0% higher than existing in-place fully escalated rents Approximately 12.2% of the space leased at joint venture properties expired in 2002.

The increase in investment income primarily represented interest income from structured finance transactions ($8.3 million). This was offset by a decrease in investment income due to the repayment of the loan on 1370 Avenue of the Americas in 2000 ($2.5 million) and a decrease in interest from excess cash on hand ($0.2 million). For 2001, the weighted average loan balance outstanding and yield were $105,256 and 14.18%, respectively, compared to $55,250 and 21.08%, respectively, for 2000. In addition, we wrote down our investment in a technology company and a technology fund ($1.5 million).

Property Operating Expenses
(in millions)

	2001	2000	$ Change	% Change
Operating expenses (excluding electric)	$ 39.7	$37.9	$ 1.8	4.7%
Electric costs	18.4	16.7	1.7	10.2
Real estate taxes	31.0	28.9	2.1	7.3
Ground rent	12.6	12.7	(0.1)	(0.8)
Total	$101.7	$96.2	$ 5.5	5.7%
Same-Store Properties	$ 78.9	$76.4	$ 2.5	3.3%
2001 Acquisitions	10.7	—	10.7	—
Dispositions	2.6	6.9	(4.3)	(62.3)
Other	9.5	12.9	(3.4)	(26.4)
Total	$101.7	$96.2	$ 5.5	5.7%

The increase in operating expenses, excluding electric, was primarily due to increased security measures implemented ($0.6 million), advertising ($0.4 million), insurance ($0.2 million) and cleaning costs ($1.1 million). This was offset by a decrease in repairs and maintenance ($0.9 million).

The increase in electric costs was primarily due to higher electric rates as well as the 2001 Acquisitions, and was partially offset by the Dispositions.

The increase in real estate taxes was primarily attributable to the 2001 Acquisitions ($4.0 million), and Same-Store Properties which increased real estate taxes by $0.5 million (2%) as the assessed values on these properties increased. This increase was partially offset by a decrease in real estate taxes due to the Dispositions ($2.4 million).

Other Expenses
(in millions)

	2001	2000	$ Change	% Change
Interest expense	$46.2	$40.4	$ 5.8	14.4%
Depreciation and amortization expense	38.3	32.5	5.8	17.9
Marketing, general and administrative expense	15.4	11.6	3.8	32.7
Total	$99.9	$84.5	$15.4	18.2%

The increase in interest expense was primarily attributable to new secured mortgage financing being placed on Same-Store Properties ($2.1 million), mortgage financing associated with the 2001 Acquisitions ($5.5 million) and an increase in interest expense at the corporate level ($1.2 million). This was partially offset by the interest savings from the Dispositions ($3.0 million). The weighted average interest rate for our indebtedness was 6.91% at December 31, 2001 compared to 8.2% at December 31, 2000. The 30-day LIBOR at December 31, 2001 was 1.87% compared to 6.82% at December 31, 2000 and resulted in interest savings on our variable rate debt.

Marketing, general and administrative expense increased primarily due to increased personnel costs primarily related to several executive management changes, and higher year-end compensation and severance costs ($1.6 million), a donation to assist the victims and families of the World Trade Center tragedy ($1.0 million), professional fees ($0.2 million), income taxes ($0.2 million), and telecommunications expense ($0.2 million). Marketing, general and administrative expense increased from 5.0% in 2000 to 6.2% of total revenue in 2001.

Liquidity and Capital Resources

We currently expect that our principal sources of working capital and funds for acquisition and redevelopment of properties and for structured finance investments will include: (1) cash flow from operations; (2) borrowings under our secured and unsecured revolving credit facilities; (3) other forms of secured or unsecured financing; (4) proceeds from common or preferred equity or debt offerings by us or the Operating Partnership (including issuances of limited partnership units in the Operating Partnership); and (5) net proceeds from divestitures of properties. Additionally, we believe that our joint venture investment programs will also continue to serve as a source of capital for acquisitions and structured finance investments. We believe that our sources of working capital, specifically our cash flow from operations and borrowings available under our unsecured and secured revolving credit facilities, and our ability to access private and public debt and equity capital, are adequate for us to meet our short-term and long-term liquidity requirements for the foreseeable future.

Cash Flows

2002 Compared to 2001

Net cash provided by operating activities increased $26.8 million to $107.4 million for the year ended December 31, 2002 compared to $80.6 million for the year ended December 31, 2001. Operating cash flow was primarily generated by the Same-Store Properties and 2001 Acquisitions, as well as the structured finance investments, but was reduced by the decrease in operating cash flow from the 2001 Dispositions and contributions to a joint venture.

Net cash used in investing activities decreased $362.3 million to $57.8 million for the year ended December 31, 2002 compared to $420.1 million for the year ended December 31, 2001. The decrease was due primarily to the acquisitions of One Park Avenue ($233.9 million) and 1370 Broadway ($50.5 million) in January 2001 compared to no acquisitions of wholly-owned properties in 2002. Approximately $50.2 million of the 2001 acquisitions was funded out of restricted cash set aside from the sale of 17 Battery Place South. The investing activity in 2002 related primarily to the joint venture investment in connection with the acquisition of 1515 Broadway in May 2002. The change in structured finance investments relates primarily to the timing of originations and repayments or participations of these investments.

Net cash used in financing activities decreased $346.7 million to $4.8 million for the year ended December 31, 2002 compared to $341.9 million for the year ended December 31, 2001. The decrease was primarily due to lower borrowing requirements due to the decrease in acquisitions, which would have been funded with mortgage debt and draws under the line of credit. In addition, the 2001 financing activities include the $148.4 million in net proceeds from a common stock offering.

2001 Compared to 2000

Net cash provided by operating activities increased $26.8 million to $80.6 million for the year ended December 31, 2001, compared to $53.8 million for the year ended December 31, 2000. Operating cash flow was primarily generated by the Same-Store Properties and 2001 Acquisitions, but was reduced by the decrease in operating cash flow from the Dispositions.

Net cash used in investing activities increased $381.4 million to $420.1 million for the year ended December 31, 2001 compared to $38.7 million for the year ended December 31, 2000. The increase was due primarily to the higher dollar volume of acquisitions and capital improvements in 2001 ($390.0 million and $29.9 million, respectively) as compared to 2000 ($16.6 million and $38.9 million, respectively). This relates primarily to the acquisitions of One Park Avenue and 1370 Broadway in January 2001 and 317 Madison Avenue in June 2001. The balance in 2000 also included approximately $22.2 million in acquisition deposits. In 2001, approximately $50.2 million was funded out of restricted cash set aside from the sale of 17 Battery Place South. The net investment in unconsolidated joint ventures decreased $24.4 million due to the purchase of a 49.9% interest in 100 Park Avenue and a 49.9% interest in 180 Madison Avenue in 2000 compared to the purchase of a 35% interest in 469 Seventh Avenue and a 49.9% interest in 1250 Broadway in 2001. In addition, 90 Broad Street was sold in December 2000 and a 45% interest in 1250 Broadway was sold in November 2001. Refinancing proceeds from 1250 Broadway were also distributed. Net proceeds from dispositions increased $26.0 million due to the sales of 633 Third Avenue, One Park Avenue, 1412 Broadway and a condominium interest in 110 East 42nd Street totaling $95.1 million in 2001 compared to the dispositions of 29 West 35th Street, 36 West 44th Street, 321 West 44th Street, 17 Battery South and our interest in 1370 Avenue of the Americas totaling $121.1 million in 2000. The Company also had approximately $106.1 million in net new structured finance originations.

Net cash provided by financing activities increased $367.8 million to $341.9 million for the year ended December 31, 2001 compared to $(25.9) million for the year ended December 31, 2000. The increase was primarily due to net proceeds from the common stock offering ($148.4 million) as well as higher borrowing requirements due to the higher volume of acquisitions funded with mortgage debt and draws under the line of credit ($336.2 million), which was partially offset by higher debt repayments ($115.2 million).

Capitalization

On July 25, 2001, we sold 5,000,000 shares of common stock under our shelf registration statement. The net proceeds from this offering ($148.4 million) were used to pay down our 2000 Unsecured Credit Facility. After this offering, we still have the ability to issue up to an aggregate amount of $251 million of our common and preferred stock under our existing effective registration statement.

Rights Plan

On February 16, 2000, our Board of Directors authorized a distribution of one preferred share purchase right ("Right") for each outstanding share of common stock under a shareholder rights plan. This distribution was made to all holders of record of the common stock on March 31, 2000. Each Right entitles the registered holder to purchase from us one one-hundredth of a share of Series B junior participating preferred stock, par value $0.01 per share ("Preferred Shares"), at a price of $60.00 per one one-hundredth of a Preferred Share ("Purchase Price"), subject to adjustment as provided in the rights agreement. The Rights expire on March 5, 2010, unless the expiration date is extended or the Right is redeemed or exchanged earlier by us.

The Rights are attached to each share of common stock. The Rights are generally exercisable only if a person or group becomes the beneficial owner of 17% or more of the outstanding common stock or announces a tender offer for 17% or more of the outstanding common stock ("Acquiring Person"). In the event that a person or group becomes an Acquiring Person, each holder of a Right, excluding the Acquiring Person, will have the right to receive, upon exercise, common stock having a market value equal to two times the Purchase Price of the Preferred Shares.

Dividend Reinvestment and Stock Purchase Plan

We filed a registration statement with the SEC for our dividend reinvestment and stock purchase plan ("DRIP") which was declared effective on September 10, 2001. The DRIP commenced on September 24, 2001. We registered 3,000,000 shares of common stock under the DRIP.

During the year ended December 31, 2002, we issued 71 common shares and received approximately $2,000 of proceeds from dividend reinvestments and/or stock purchases under the DRIP.

Indebtedness

At December 31, 2002, borrowings under our mortgage loans and credit facilities (excluding our share of joint venture debt of $396.4 million) represented 32.96% of our market capitalization of $1.7 billion (based on a common stock price of $31.60 per share, the closing price of our common stock on the New York Stock Exchange on December 31, 2002). Market capitalization includes consolidated debt, common and preferred stock and conversion of all operating partnership units, but excludes our share of joint venture debt.

The table below summarizes our mortgage debt, including a $20.9 million mortgage on an asset held for sale, and lines of credit indebtedness and term loan outstanding at December 31, 2002 and 2001, respectively (in thousands).

December 31,	2002	2001
Debt Summary:		
Balance		
Fixed rate	$232,972	$253,792
Variable rate—hedged	233,254	133,930
Total fixed rate	466,226	387,722
Variable rate	74,000	60,000
Variable rate—supporting variable rate assets	22,178	57,109
Total variable rate	96,178	117,109
Total	$562,404	$504,831
Percent of Total Debt:		
Total fixed rate	82.90%	76.80%
Variable rate	17.10%	23.20%
Total	100.00%	100.00%
Effective Interest Rate at End of Period:		
Fixed rate	7.90%	8.23%
Variable rate	3.00%	3.49%
Effective interest rate	7.06%	7.13%

The variable rate debt shown above bears interest at an interest rate based on LIBOR (1.38% at December 31, 2002). Our debt on our wholly-owned properties at December 31, 2002 had a weighted average term to maturity of approximately 5.1 years.

As of December 31, 2002, we had five variable rate structured finance investments collateralizing the secured revolving credit facility. These structured finance investments, totaling $63.9 million, partially mitigate our exposure to interest rate changes on our unhedged variable rate debt.

Mortgage Financing

As of December 31, 2002, our total mortgage debt (excluding our share of joint venture debt of approximately $396.4 million) consisted of approximately $366.2 million of fixed rate debt with an effective interest rate of approximately 7.76% and no unhedged variable rate debt.

Revolving Credit Facilities

2000 Unsecured Credit Facility

We currently have a $300.0 million unsecured revolving credit facility, which matures in June 2003. At December 31, 2002, $74.0 million was outstanding under this unsecured revolving credit facility and carried an effective interest rate of 3.14%. Availability under this facility at December 31, 2002 was further reduced by the issuance of letters of credit in the amount of $15.0 million for acquisition deposits. We expect to renew our line of credit in the first quarter of 2003.

2001 Secured Credit Facility

We also have a $75.0 million secured revolving credit facility, which matures in December 2003. This facility has an automatic one-year extension option provided that there are no events of default under the loan agreement. This secured credit facility is secured by various structured finance investments. At December 31, 2002, there was no balance outstanding under this facility.

2002 Term Loan

On December 5, 2002, we obtained a $150.0 million unsecured term loan. This new unsecured term loan matures on December 5, 2007. We immediately borrowed $100.0 million under this term loan to repay approximately $100.0 million of the outstanding balance under our 2000 unsecured revolving credit facility. As of December 31, 2002 and March 3, 2003, we had $100.0 million outstanding under the term loan at the rate of 150 basis points over LIBOR. To limit our exposure to the variable LIBOR rate, we entered into two swap agreements to fix the LIBOR rate on this loan. The LIBOR rates were fixed at 1.637% for the first year and 4.06% for years two through five for a blended rate of 5.06%. Under the terms of this term loan, at any time prior to December 5, 2005, we have an option to increase the total commitment to $200.0 million.

Restrictive Covenants

The terms of the unsecured and secured revolving credit facilities and term loan include certain restrictions and covenants which limit, among other things, the payment of dividends (as discussed below), the incurrence of additional indebtedness, the incurrence of liens and the disposition of assets, and which require compliance with financial ratios relating to the minimum amount of tangible net worth, the minimum amount of debt service coverage, the minimum amount of fixed charge coverage, the maximum amount of unsecured indebtedness, the minimum amount of unencumbered property debt service coverage and certain investment limitations. The dividend restriction referred to above provides that, except to enable us to continue to qualify as a REIT for Federal income tax purposes, we will not during any four consecutive fiscal quarters make distributions with respect to common stock or other equity interests in an aggregate amount in excess of 90% of funds from operations for such period, subject to certain other adjustments. As of December 31, 2002, we were in compliance with all such covenants.

Market Rate Risk

We are exposed to changes in interest rates primarily from our floating rate debt arrangements. We use interest rate derivative instruments to manage exposure to interest rate changes. A hypothetical 100 basis point increase in interest rates along the entire interest rate curve for 2002 and 2001 would increase our annual interest cost by approximately $1.3 million and $1.5 million and would increase our share of joint venture annual interest cost by approximately $1.7 million and $1.0 million, respectively.

We recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

Approximately $466.2 million of our long-term debt bears interest at fixed rates, and therefore the fair value of these instruments is affected by changes in the market interest rates. The interest rate on our variable rate debt as of December 31, 2002 ranged from LIBOR plus 100 basis points to LIBOR plus 200 basis points.

Summary of Indebtedness

Combined aggregate principal maturities of mortgages and notes payable, including a $20.9 million mortgage on an asset held for sale, revolving credit facilities, term loan and our share of joint venture debt as of December 31, 2002 are as follows:

	Scheduled Amortization	Principal Repayments	Revolving Credit Facilities	Term Loan	Total	Joint Venture Debt
2003	$ 3,608	$ 22,178	$74,000	$ —	$ 99,786	$ 628
2004	3,734	132,015	—	—	135,749	321,866
2005	3,366	47,247	—	—	50,613	16,079
2006	3,270	—	—	—	3,270	608
2007	3,410	19,224	—	100,000	122,634	659
Thereafter	17,655	132,697	—	—	150,352	56,521
	$35,043	$353,361	$74,000	$100,000	$562,404	$396,361

Related Party Transactions

Cleaning Services

First Quality Maintenance, L.P. provides cleaning, extermination and related services with respect to certain of the properties owned by us. First Quality is owned by Gary Green, a son of Stephen L. Green, our Chairman of the Board and Chief Executive Officer. First Quality also provides additional services directly to tenants on a separately negotiated basis. The aggregate amount of fees paid by us to First Quality for services provided (excluding services provided directly to tenants) was approximately, $3.4 million in

2002, $3.6 million in 2001 and $2.8 million in 2000. In addition, First Quality has the non-exclusive opportunity to provide cleaning and related services to individual tenants at our properties on a basis separately negotiated with any tenant seeking such additional services. First Quality leases 12,290 square feet of space at 70 West 36th Street pursuant to a lease that expires on December 31, 2005 and provides for annual rental payments of approximately $173,303.

Security Services

Classic Security LLC provides security services with respect to certain properties owned by us. Classic Security is owned by Gary Green, a son of Stephen L. Green. The aggregate amount of fees paid by us for such services was approximately $3.2 million in 2002, $2.2 million in 2001 and $1.8 million in 2000.

Messenger Services

Bright Star Couriers LLC provides messenger services with respect to certain properties owned by us. Bright Star Couriers is owned by Gary Green, a son of Stephen L. Green. The aggregate amount of fees paid by us for such services was approximately $87,000 in 2002 and none in 2001 and 2000.

Leases

Nancy Peck and Company leases 2,013 feet of space at 420 Lexington Avenue, New York, New York pursuant to a lease that expires on June 30, 2005 and provides for annual rental payments of approximately $61,471. Nancy Peck and Company is owned by Nancy Peck, the wife of Stephen L. Green. The rent due under the lease is offset against a consulting fee we pay to her under a consulting agreement.

Brokerage Services

Sonnenblick-Goldman Company, a nationally recognized real estate investment banking firm, provided mortgage brokerage services with respect to securing approximately $205.0 million of first mortgage financing for 100 Park Avenue in 2000 and 1250 Broadway in 2001. Morton Holliday, the father of Marc Holliday, was a Managing Director of Sonnenblick at the time of the financings. The fees paid by us to Sonnenblick for such services were approximately $319,000 in 2001 and $358,000 in 2000.

Management Fees

S.L. Green Management Corp. receives property management fees from certain entities in which Stephen L. Green owns an interest. The aggregate amount of fees paid to S.L. Green Management Corp. from such entities was approximately $242,000 in 2002, $212,000 in 2001 and $209,000 in 2000.

Insurance

The real estate industry has been experiencing a significant change in the property insurance markets that has resulted in significantly higher premiums for landlords whose policies are subject to renewal in 2003, primarily in the area of terrorism insurance coverage. We carry comprehensive all risk (fire, flood, extended coverage and rental loss insurance) and liability insurance with respect to our property portfolio. This policy has a limit of $300 million of terrorism coverage for most of the properties in our portfolio and expires in October 2003. Additionally, a joint venture property we recently purchased for a gross purchase price of $483.5 million, 1515 Broadway, has stand-alone insurance coverage, which provides for full all risk coverage but has a limit of $250 million in terrorism coverage. This policy will expire in May 2003. We are currently in the market to renew this policy. While we believe our insurance coverage is adequate, in the event of a major catastrophe resulting from an act of terrorism, we may not have sufficient coverage to replace a significant property. We do not know if sufficient insurance coverage will be available when the current policies expire, nor do we know the costs for obtaining renewal policies containing terms similar to our current policies. In addition, our policies may not cover properties that we may acquire in the future, and additional insurance may need to be obtained prior to October 2003.

Our debt instruments, consisting of mortgage loans secured by our properties (which are generally non-recourse to us), ground leases and our revolving credit agreements, contain customary covenants requiring us to maintain insurance. There can be no assurance that the lenders or ground lessors under these instruments will not take the position that a total or partial exclusion from all risk insurance coverage for losses due to terrorist acts is a breach of these debt and ground lease instruments that allows the lenders or ground lessors to declare an event of default and accelerate repayment of debt or recapture of ground lease positions. In addition, if lenders insist on full coverage for these risks, it could adversely affect our ability to finance and/or refinance our properties and to expand our portfolio.

Capital Expenditures

We estimate that for the year ending December 31, 2003, we will incur approximately $30.9 million and $16.1 million of capital expenditures (including tenant improvements and leasing commissions) on currently owned wholly-owned and our share of joint venture properties, respectively. Of those total capital expenditures, approximately $4.3 million for wholly-owned properties and $3.9 million for our share of joint venture properties are dedicated to redevelopment costs, including New York City local law 11. We expect to fund these capital expenditures with operating cash flow, borrowings under our credit facilities, additional property level mortgage financings, and cash on hand. Future property acquisitions may require substantial capital investments for refurbishment and leasing costs. We expect that these financing requirements will be met in a similar fashion. We believe that we will have sufficient resources to satisfy our capital needs during the next 12-month period. Thereafter, we expect that our capital needs will be met through a combination of net cash provided by operations, borrowings, potential asset sales or additional equity or debt issuances.

Dividends

We expect to pay dividends to our stockholders based on the distributions we receive from the Operating Partnership primarily from property revenues net of operating expenses or, if necessary, from working capital or borrowings.

To maintain our qualification as a REIT, we must pay annual dividends to our stockholders of at least 90% of our REIT taxable income, determined before taking into consideration the dividends paid deduction and net capital gains. We intend to continue to pay regular quarterly dividends to our stockholders. Based on our current annual dividend rate of $1.86 per share, we would pay approximately $57.3 million in dividends. Before we pay any dividend, whether for Federal income tax purposes or otherwise, which would only be paid out of available cash to the extent permitted under our 2000 Unsecured Credit Facility, our 2001 Secured Credit Facility, and our 2002 Term Loan, we must first meet both our operating requirements and scheduled debt service on our mortgages and loans payable.

Funds from Operations

The revised White Paper on Funds from Operations ("FFO") approved by the Board of Governors of NAREIT in October 1999 defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from debt restructuring and sales of properties, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. We believe that FFO is helpful to investors as a measure of the performance of an equity REIT because, along with cash flow from operating activities, financing activities and investing activities, it provides investors with an indication of our ability to incur and service debt, to make capital expenditures and to fund other cash needs. We compute FFO in accordance with the current standards established by NAREIT, which may not be comparable to FFO reported by other REIT's that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than us. FFO does not represent cash generated from operating activities in accordance with GAAP and should not be considered as an alternative to net income (determined in accordance with GAAP), as an indication of our financial performance or to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make cash distributions.

Funds from Operations for the years ended December 31, 2002, 2001 and 2000 are as follows (in thousands):

Year ended December 31,	2002	2001	2000
Income before minority interest, gain on sales, preferred stock dividends and cumulative effect adjustment	$ 76,038	$ 60,517	$ 49,390
Add:			
Depreciation and amortization	39,063	37,117	31,525
FFO from discontinued operations	3,622	3,863	3,817
FFO adjustment for unconsolidated joint ventures	11,025	6,575	3,258
Less:			
Dividends on preferred shares	(9,200)	(9,200)	(9,200)
Amortization of deferred financing costs and depreciation of non-rental real estate assets	(4,318)	(4,456)	(4,092)
Funds From Operations—basic	116,230	94,416	74,698
Dividends on preferred shares	9,200	9,200	9,200
Funds From Operations—diluted	$125,430	$ 103,616	$ 83,898
Cash flows provided by operating activities	$107,395	$ 80,588	$ 53,806
Cash flows used in investing activities	$ (57,776)	$(420,061)	$(38,699)
Cash flows (used in) provided by financing activities	$ (4,793)	$ 341,873	$(25,875)

Inflation

Substantially all of the office leases provide for separate real estate tax and operating expense escalations. In addition, many of the leases provide for fixed base rent increases. We believe that inflationary increases may be at least partially offset by the contractual rent increases and expense escalations described above.

Recently Issued Accounting Pronouncements

In June 2001, the FASB issued Statements of Financial Accounting Standards No. 141, "Business Combinations," ("SFAS 141") and No. 142, "Goodwill and Other Intangible Assets," ("SFAS 142") which are effective July 1, 2001 and January 1, 2002, respectively. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. We are currently in the process of evaluating the impact that SFAS 141 will have on our financial statements. Under SFAS 142, amortization of goodwill, including goodwill recorded in past business combinations, will discontinue upon adoption of this standard. All goodwill and intangible assets will be tested for impairment in accordance with the provisions of SFAS 142. We do not expect this pronouncement to have any impact on our results of operations or financial position.

In August 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," ("SFAS 143") which is effective January 1, 2003. SFAS 143 requires the recording of the fair value of a liability for an asset retirement obligation in the period in which it is incurred. We do not expect this pronouncement to have any impact on our results of operations or financial position.

In October 2001, the FASB issued Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This standard harmonizes the accounting for impaired assets and resolves some of the implementation issues as originally described in SFAS 121. The new standard becomes effective for us for the year ending December 31, 2002. We adopted this pronouncement on January 1, 2002. This resulted in our having to reclassify certain revenue and expenses to discontinued operations. This adoption had no impact on our results of operations or financial position.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections." SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS No. 64, "Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements." SFAS No. 145 requires, among other things, (i) that the modification of a lease that results in a change of the classification of the lease from capital to operating under the provision of SFAS No. 13 be accounted for as a sale-leaseback transaction and (ii) the reporting of gains or losses from the early extinguishment of debt as extraordinary items only if they met the criteria of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations." The adoption had no impact on our results of operations or financial position. As a result of the adoption of this standard, we reclassified extraordinary losses from the write-off of unamortized financing costs ($430,000 and $921,000 previously recorded in the year ended December 2001 and 2000, respectively), to interest expense.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (effective January 1, 2003). SFAS No. 146 replaces current accounting literature and requires the recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. We do not anticipate that the adoption of this standard will have any impact on our results of operations or financial position.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," which provides guidance on how to transition from the intrinsic method of accounting for stock-based employee compensation under APB No. 25 to SFAS No. 123 for the fair value method of accounting, if a company so elects. The adoption of this standard is not expected to have any impact on our results of operations, financial position or liquidity as we do not anticipate changing our method of accounting for stock-based compensation.

In November of 2002, the FASB issued Interpretation No. 45, "Guarantors' Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." The Interpretation elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. The disclosure provisions of this Interpretation are effective for our December 31, 2002 financial statements. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. We are currently in the process of evaluating the impact that this Interpretation will have on our financial statements.

In January of 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." This Interpretation clarifies the application of existing accounting pronouncements to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of the Interpretation will be immediately effective for all variable interests in variable interest entities created after January 31, 2003, and we will need to apply its provisions to any existing variable interests in variable interest entities by no later than September 30, 2003. We are currently in the process of evaluating the impact that this Interpretation will have on our financial statements.

CONSOLIDATED BALANCE SHEETS

December 31,	2002	2001
(Amounts in thousands, except per share data)		
Assets		
Commercial real estate properties, at cost:		
Land and land interests	$ 131,078	$ 138,337
Buildings and improvements	683,165	689,094
Building leasehold	149,326	144,736
Property under capital lease	12,208	12,208
	975,777	984,375
Less accumulated depreciation	(126,669)	(100,776)
	849,108	883,599
Assets held for sale	41,536	—
Cash and cash equivalents	58,020	13,193
Restricted cash	29,082	38,424
Tenant and other receivables, net of allowance of $5,927 and $3,629 in 2002 and 2001, respectively	6,587	8,793
Related party receivables	4,868	3,498
Deferred rents receivable, net of allowance of $6,575 and $5,264 in 2002 and 2001, respectively	55,731	51,855
Investment in and advances to affiliates	3,979	8,211
Structured finance investments, net of discount of $205 and $593 in 2002 and 2001, respectively	145,640	188,638
Investments in unconsolidated joint ventures	214,644	123,469
Deferred costs, net	35,511	34,901
Other assets	28,464	16,996
Total assets	$1,473,170	$1,371,577
Liabilities and Stockholders' Equity		
Mortgage notes payable	$ 367,503	$ 409,900
Revolving credit facilities	74,000	94,931
Unsecured term loan	100,000	—
Derivative instruments at fair value	10,962	3,205
Accrued interest payable	1,806	1,875
Accounts payable and accrued expenses	41,197	22,819
Deferred compensation awards	1,329	1,838
Deferred revenue/gain	3,096	1,381
Capitalized lease obligations	15,862	15,574
Deferred land lease payable	14,626	14,086
Dividend and distributions payable	17,436	16,570
Security deposits	20,948	18,829
Liabilities related to assets held for sale	21,321	—
Total liabilities	690,086	601,008
Commitments and Contingencies		
Minority interest in Operating Partnership	44,718	46,430
8% Preferred Income Equity Redeemable Shares[SM] $0.01 par value $25.00 mandatory liquidation preference, 25,000 authorized and 4,600 outstanding at December 31, 2002 and 2001	111,721	111,231
Stockholders' Equity		
Common stock, $0.01 par value 100,000 shares authorized, 30,422 and 29,978 issued and outstanding at December 31, 2002 and 2001, respectively	304	300
Additional paid-in-capital	592,585	583,350
Deferred compensation plans	(5,562)	(7,515)
Accumulated other comprehensive loss	(10,740)	(2,911)
Retained earnings	50,058	39,684
Total stockholders' equity	626,645	612,908
Total liabilities and stockholders' equity	$1,473,170	$1,371,577

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31,	2002	2001	2000
(Amounts in thousands, except per share data)			
Revenues			
Rental revenue	$187,458	$197,665	$182,230
Escalation and reimbursement revenues	28,324	30,361	23,781
Signage rent	1,488	1,522	2,137
Investment income	15,396	14,808	10,692
Preferred equity income	7,780	2,561	2,579
Other income	5,709	2,770	1,112
Total revenues	246,155	249,687	222,531
Expenses			
Operating expenses including $6,745 (2002), $5,805 (2001) and $4,644 (2000) to affiliates	57,703	56,718	53,322
Real estate taxes	29,451	29,828	27,772
Ground rent	12,637	12,579	12,660
Interest	36,656	45,107	39,787
Depreciation and amortization	39,063	37,117	31,525
Marketing, general and administrative	13,282	15,374	11,561
Total expenses	188,792	196,723	176,627
Income from continuing operations before equity in net income (loss) from affiliates, equity in net income of unconsolidated joint ventures, gain on sale, minority interest, cumulative effect adjustment and discontinued operations	57,363	52,964	45,904
Equity in net income (loss) from affiliates	292	(1,054)	378
Equity in net income of unconsolidated joint ventures	18,383	8,607	3,108
Operating earnings	76,038	60,517	49,390
Equity in net gain on sale of joint venture property	—	—	6,025
Gain on sale of rental properties/preferred investment, net of transaction and deferred compensation costs	—	4,956	35,391
Minority interest in operating partnership attributable to continuing operations	(4,545)	(4,419)	(7,179)
Income from continuing operations before cumulative effect adjustment	71,493	61,054	83,627
Cumulative effect of change in accounting principle, net of minority interest	—	(532)	—
Net income from continuing operations	71,493	60,522	83,627
Income from discontinued operations, net of minority interest	2,838	2,479	2,590
Net income	74,331	63,001	86,217
Preferred stock dividends	(9,200)	(9,200)	(9,200)
Preferred stock accretion	(490)	(458)	(426)
Net income available to common shareholders	$ 64,641	$ 53,343	$ 76,591
Basic earnings per share:			
Net income from continuing operations before gain on sale	$2.05	$ 1.73	$1.33
Income from discontinued operations	0.09	0.09	0.11
Gain on sale	—	0.18	1.70
Cumulative effect of change in accounting principle	—	(0.02)	—
Net income available to common shareholders	$2.14	$ 1.98	$3.14
Diluted earnings per share:			
Net income from continuing operations before gain on sale	$2.01	$ 1.71	$1.55
Income from discontinued operations	0.08	0.08	0.08
Gain on sale	—	0.17	1.30
Cumulative effect of change in accounting principle	—	(0.02)	—
Net income available to common shareholders	$2.09	$ 1.94	$2.93
Basic weighted average common shares outstanding	30,236	26,993	24,373
Diluted weighted average common shares and common share equivalents outstanding	37,786	29,808	31,818

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock								
	Shares	Par Value	Additional Paid-In Capital	Deferred Compensation Plans	Officers' Loans	Accumulated Other Comprehensive Loss	Retained Earnings/ (Distributions in Excess of Earnings)	Total	Comprehensive Income
(Amounts in thousands, except per share data)									
Balance at December 31, 1999	24,184	$242	$421,958	$(6,610)	$(64)	$ —	$ (9,422)	$406,104	
Net income							86,217	86,217	
Preferred dividend and accretion requirement							(9,626)	(9,626)	
Deferred compensation plan and stock award	5		253	6				259	
Amortization of deferred compensation plan				1,567				1,567	
Redemption of units	121	1	2,128					2,129	
Proceeds from options exercised	206	3	4,359					4,362	
Cash distributions declared ($1.475 per common share of which none represented a return of capital for federal income tax purposes)							(36,003)	(36,003)	
Amortization of officers' loans					64			64	
Balance at December 31, 2000	24,516	246	428,698	(5,037)	—	—	31,166	455,073	
Cumulative effect of accounting change						(811)		(811)	
Comprehensive Income:									
Net income							63,001	63,001	$ 63,001
Net unrealized loss on derivative instruments						(2,100)		(2,100)	(2,100)
SL Green's share of joint venture net unrealized loss on derivative instruments									109
Preferred dividend and accretion requirement							(9,657)	(9,657)	
Net proceeds from common stock offering and revaluation of minority interest ($2,927)	5,000	50	144,558					144,608	
Redemption of units	36		689					689	
Deferred compensation plan and stock award, net	166	1	4,122	(4,105)				18	
Amortization of deferred compensation plan				1,627				1,627	
Proceeds from stock options exercised	260	3	5,283					5,286	
Cash distributions declared ($1.605 per common share of which none represented a return of capital for federal income tax purposes)							(44,826)	(44,826)	
Balance at December 31, 2001	29,978	300	583,350	(7,515)	—	(2,911)	39,684	612,908	$61,010
Comprehensive Income:									
Net income							74,331	74,331	$74,331
Net unrealized loss on derivative instruments						(7,829)		(7,829)	(7,829)
SL Green's share of joint venture net unrealized loss on derivative instruments									(3,434)
Preferred dividends and accretion requirement							(9,690)	(9,690)	
Redemption of units	155	1	3,128					3,129	
Deferred compensation plan and stock award, net	(33)		(537)	534				(3)	
Amortization of deferred compensation plan				1,419				1,419	
Proceeds from stock options exercised	322	3	6,644					6,647	
Cash distributions declared ($1.7925 per common share of which none represented a return of capital for federal income tax purposes)							(54,267)	(54,267)	
Balance at December 31, 2002	30,422	$304	$592,585	$(5,562)	$ —	$(10,740)	$ 50,058	$626,645	$63,068

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31,	2002	2001	2000
(Amounts in thousands, except per share data)			
Operating Activities			
Net income	$ 74,331	$ 63,001	$ 86,217
Adjustments to reconcile net income to net cash provided by operating activities:			
Non-cash adjustments related to income from discontinued operations	786	1,400	1,237
Depreciation and amortization	39,063	37,117	31,525
Amortization of discount on structured finance investments	388	2,728	(3,524)
Cumulative effect of change in accounting principle	—	532	—
Gain on sale of rental properties/preferred investment	—	(4,956)	(41,416)
Write-off of deferred financing costs	—	430	921
Equity in net loss (income) from affiliates	(292)	1,054	(378)
Equity in net income from unconsolidated joint ventures	(18,383)	(8,607)	(3,108)
Minority interest	4,545	4,419	7,179
Deferred rents receivable	(8,929)	(10,329)	(13,741)
Allowance for bad debts	2,298	1,906	1,976
Amortization of deferred compensation	1,419	1,627	1,632
Changes in operating assets and liabilities:			
Restricted cash—operations	6,455	4,593	(2,500)
Tenant and other receivables	(604)	(3,119)	(2,764)
Related party receivables	(1,370)	(2,658)	(454)
Deferred lease costs	(7,297)	(4,702)	(9,273)
Other assets	(6,452)	(1,362)	(3,250)
Accounts payable, accrued expenses and other liabilities	20,926	(3,683)	1,174
Deferred revenue	(29)	269	806
Deferred land lease payable	540	928	1,547
Net cash provided by operating activities	107,395	80,588	53,806
Investing Activities			
Acquisitions of real estate property	—	(390,034)	(16,620)
Additions to land, buildings and improvements	(32,123)	(27,752)	(38,855)
Restricted cash—capital improvements/acquisitions	2,887	43,806	(50,155)
Investment in and advances to affiliates	(490)	(2,892)	(1,017)
Distribution from affiliate	739	—	—
Investments in unconsolidated joint ventures	(93,881)	(27,832)	(50,918)
Distributions from unconsolidated joint ventures	22,482	26,909	25,550
Net proceeds from disposition of rental property	—	95,079	121,085
Structured finance investments net of repayments/participations	42,610	(137,345)	(27,769)
Net cash used in investing activities	(57,776)	(420,061)	(38,699)
Financing Activities			
Proceeds from mortgage notes payable	—	237,178	139,917
Repayments of mortgage notes payable	(21,496)	(39,678)	(78,268)
Proceeds from revolving credit facilities and term loan	275,000	512,984	274,046
Repayments of revolving credit facilities	(195,931)	(464,427)	(310,672)
Proceeds from stock options exercised	6,647	5,286	4,361
Net proceeds from sale of common stock	—	148,373	—
Capitalized lease obligation	288	271	286
Dividends and distributions paid	(66,593)	(53,062)	(47,942)
Deferred loan costs	(2,709)	(5,052)	(7,603)
Net cash (used in) provided by financing activities	(4,793)	341,873	(25,875)
Net increase (decrease) in cash and cash equivalents	44,827	2,400	(10,768)
Cash and cash equivalents at beginning of period	13,193	10,793	21,561
Cash and cash equivalents at end of period	$ 58,020	$ 13,193	$ 10,793
Supplemental cash flow disclosures			
Interest paid	$ 36,725	$ 46,712	$ 40,732
Supplemental disclosure of non-cash investing and financing activities			
Issuance of common stock as deferred compensation	$ 588	$ 4,123	$ 253
Cancellation of common stock as deferred compensation	$ 1,122	—	—
Contribution of property to joint venture	—	$ 233,900	$ 9,133
Mortgage notes payable assigned to joint venture	—	$ 150,000	—
Unrealized loss on derivative instruments	$ 10,962	$ 3,205	—

In December 2002, 2001 and 2000, the Company declared distributions per share of $0.465, $0.4425 and $0.3875, respectively. These distributions were paid in January 2003, 2002 and 2001, respectively.

The accompanying notes are an integral part of these financial statements.

December 31, 2002
(Dollars in thousands, except per share data)

1. Organization and Basis of Presentation

SL Green Realty Corp. (the "Company" or "SL Green"), a Maryland corporation, and SL Green Operating Partnership, L.P. (the "Operating Partnership"), a Delaware limited partnership, were formed in June 1997 for the purpose of combining the commercial real estate business of S.L. Green Properties, Inc. and its affiliated partnerships and entities. The Operating Partnership received a contribution of interest in the real estate properties, as well as 95% of the economic interest in the management, leasing and construction companies (the "Service Corporation"). The Company has qualified, and expects to qualify in its current fiscal year, as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code"), and operates as a self-administered, self-managed REIT. A REIT is a legal entity that holds real estate interests and, through payments of dividends to shareholders, is permitted to reduce or avoid the payment of Federal income taxes at the corporate level.

Substantially all of the Company's assets are held by, and its operations are conducted through, the Operating Partnership. The Company is the sole managing general partner of the Operating Partnership. As of December 31, 2002, minority investors held, in the aggregate, a 6.6% limited partnership interest in the Operating Partnership.

As of December 31, 2002, the Company's wholly-owned portfolio (the "Properties") consisted of 19 commercial properties encompassing approximately 6.9 million rentable square feet located primarily in midtown Manhattan ("Manhattan"), a borough of New York City. As of December 31, 2002, the weighted average occupancy (total occupied square feet divided by total available square feet) of the wholly-owned properties was 96.6%. The Company's portfolio also includes ownership interests in unconsolidated joint ventures which own six commercial properties in Manhattan, encompassing approximately 4.6 million rentable square feet which were 97.3% occupied as of December 31, 2002. The Company also owns one triple-net leased property located in Shelton, Connecticut. In addition, the Company continues to manage three office properties owned by third-parties and affiliated companies encompassing approximately 1.0 million rentable square feet.

Partnership Agreement

In accordance with the partnership agreement of the Operating Partnership (the "Operating Partnership Agreement"), all allocations of distributions and profits and losses are made in proportion to the percentage ownership interests of the respective partners. As the managing general partner of the Operating Partnership, the Company is required to take such reasonable efforts, as determined by it in its sole discretion, to cause the Operating Partnership to distribute sufficient amounts to enable the payment of sufficient dividends by the Company to avoid any Federal income or excise tax at the Company level. Under the Operating Partnership Agreement, each limited partner will have the right to redeem limited partnership units for cash, or if the Company so elects, shares of common stock. Under the Operating Partnership Agreement, the Company is prohibited from selling 673 First Avenue and 470 Park Avenue South through August 2009.

2. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, which are wholly-owned or controlled by the Company. Entities which are not controlled by the Company are accounted for under the equity method (see Note 6). All significant intercompany balances and transactions have been eliminated.

Investment in Commercial Real Estate Properties

Rental properties are stated at cost less accumulated depreciation and amortization. Costs directly related to the acquisition and redevelopment of rental properties are capitalized. Ordinary repairs and maintenance are expensed as incurred; major replacements and betterments, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives.

Properties are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Category	Term
Building (fee ownership)	40 years
Building improvements	shorter of remaining life of the building or useful life
Building (leasehold interest)	lesser of 40 years or remaining term of the lease
Property under capital lease	remaining lease term
Furniture and fixtures	four to seven years
Tenant improvements	shorter of remaining term of the lease or useful life

Depreciation expense (including amortization of the capital lease asset) amounted to $30,907, $28,784 and $24,660 for the years ended December 31, 2002, 2001 and 2000, respectively.

On a periodic basis, management assesses whether there are any indicators that the value of the real estate properties may be impaired. A property's value is considered impaired if management's estimate of the aggregate future cash flows (undiscounted and without interest charges) to be generated by the property are less than the carrying value of the property. To the extent impairment has occurred, the loss shall be measured as the excess of the carrying amount of the property over the fair value of the property. Management does not believe that the value of any of its rental properties was impaired at December 31, 2002 and 2001.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Investment in Unconsolidated Joint Ventures

The Company accounts for its investments in unconsolidated joint ventures under the equity method of accounting as the Company exercises significant influence, but does not control these entities. In all the joint ventures, the rights of the minority investor are both protective as well as participating. These rights preclude the Company from consolidating these investments. These investments are recorded initially at cost, as investments in unconsolidated joint ventures, and subsequently adjusted for equity in earnings (loss) and cash contributions and distributions. Any difference between the carrying amount of these investments on the balance sheet of the Company and the underlying equity in net assets is amortized as an adjustment to equity in earnings (loss) of unconsolidated joint ventures over the lesser of the joint venture term or 40 years. See Note 6. None of the joint venture debt is recourse to the Company.

Restricted Cash

Restricted cash primarily consists of security deposits held on behalf of tenants as well as capital improvement escrows.

Deferred Lease Costs

Deferred lease costs consist of fees and direct costs incurred to initiate and renew operating leases and are amortized on a straight-line basis over the related lease term. Certain of the employees of the Company provide leasing services to the wholly-owned properties. A portion of their compensation, approximating $1,745, $1,663 and $2,071 for the years ended December 31, 2002, 2001 and 2000, respectively, was capitalized and is amortized over an estimated average lease term of seven years.

Deferred Financing Costs

Deferred financing costs represent commitment fees, legal and other third-party costs associated with obtaining commitments for financing which result in a closing of such financing. These costs are amortized over the terms of the respective agreements. Unamortized deferred financing costs are expensed when the associated debt is refinanced or repaid before maturity. Costs incurred in seeking financial transactions which do not close are expensed in the period.

Revenue Recognition

Rental revenue is recognized on a straight-line basis over the term of the lease. The excess of rents recognized over amounts contractually due pursuant to the underlying leases are included in deferred rents receivable on the accompanying balance sheets. The Company establishes, on a current basis, an allowance for future potential tenant credit losses which may occur against this account. The balance reflected on the balance sheet is net of such allowance.

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its tenants to make required rent payments. If the financial condition of a specific tenant were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Interest income on structured finance investments is recognized over the life of the investment using the effective interest method and recognized on the accrual basis. Fees received in connection with loan commitments are deferred until the loan is funded and are then recognized over the term of the loan as an adjustment to yield. Anticipated exit fees are also recognized over the term of the loan as an adjustment to yield. Fees on commitments that expire unused are recognized at expiration.

Income recognition is generally suspended for loans at the earlier of the date at which payments become 90 days past due or when, in the opinion of management, a full recovery of income and principal becomes doubtful. Income recognition is resumed when the loan becomes contractually current and performance is demonstrated to be resumed.

Asset management fees are recognized on a straight-line basis over the term of the asset management agreement.

Reserve for Possible Credit Losses

The reserve for possible credit losses in connection with structured finance investments is the charge to earnings to increase the allowance for possible credit losses to the level that management estimates to be adequate considering delinquencies, loss experience and collateral quality. Other factors considered relate to geographic trends and product diversification, the size of the portfolio and current economic conditions. Based upon these factors, the Company establishes the provision for possible credit losses by category of asset. When it is probable that the Company will be unable to collect all amounts contractually due, the account is considered impaired.

Where impairment is indicated, a valuation write-down or write-off is measured based upon the excess of the recorded investment amount over the net fair value of the collateral, as reduced by selling costs. Any deficiency between the carrying amount of an asset and the net sales price of repossessed collateral is charged to the allowance for credit losses. No reserve for impairment was required at December 31, 2002 or 2001.

Rent Expense

Rent expense is recognized on a straight-line basis over the initial term of the lease. The excess of the rent expense recognized over the amounts contractually due pursuant to the underlying lease is included in the deferred land lease payable in the accompanying balance sheet.

Income Taxes

The Company is taxed as a REIT under Section 856(c) of the Code. As a REIT, the Company generally is not subject to Federal income tax. To maintain its qualification as a REIT, the Company must distribute at least 90% (95% prior to January 1, 2001) of its REIT taxable income to its stockholders and meet certain other requirements. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to Federal income tax on its taxable income at regular corporate rates. The Company may also be subject to certain state and local taxes. Under certain circumstances, Federal income and excise taxes may be due on its undistributed taxable income.

Pursuant to amendments to the Code that became effective January 1, 2001, the Company has elected to treat certain of its existing or newly created corporate subsidiaries as taxable REIT subsidiaries (each a "TRS"). In general, a TRS of the Company may perform non-customary services for tenants of the Company, hold assets that the Company cannot hold directly and generally may engage in any real estate or non-real estate related business (except for the operation or management of health care facilities or lodging facilities or the provision to any person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated). A TRS is subject to corporate Federal income tax.

Underwriting Commissions and Costs

Underwriting commissions and costs incurred in connection with the Company's stock offerings are reflected as a reduction of additional paid-in-capital.

Stock-Based Compensation

The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations ("APB No. 25"). Under APB No. 25, compensation cost is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the exercise price of the option granted. Compensation cost for stock options, if any, is recognized ratably over the vesting period. The Company's policy is to grant options with an exercise price equal to the quoted closing market price of the Company's stock on the business day preceding the grant date. Accordingly, no compensation cost has been recognized for the Company's stock option plans. Awards of stock, restricted stock or employee loans to purchase stock, which may be forgiven over a period of time, are expensed as compensation on a current basis over the benefit period. See Note 15 for the pro forma accounting impact under SFAS 123, "Accounting for Stock-based Compensation."

Derivative Financial Instruments

In the normal course of business, the Company uses a variety of derivative financial instruments to manage, or hedge, interest rate risk. The Company requires that hedging derivative instruments are effective in reducing the interest rate risk exposure that they are designated to hedge. This effectiveness is essential for qualifying for hedge accounting. Some derivative instruments are associated with an anticipated transaction. In those cases, hedge effectiveness criteria also require that it be probable that the underlying transaction occurs. Instruments that meet these hedging criteria are formally designated as hedges at the inception of the derivative contract.

To determine the fair values of derivative instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments including most derivatives, long-term investments and long-term debt, standard market conventions and techniques such as discounted cash flow analysis, option pricing models, replacement cost, and termination cost are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

In the normal course of business, the Company is exposed to the effect of interest rate changes and limits these risks by following established risk management policies and procedures including the use of derivatives. To address exposure to interest rates, derivatives are used primarily to fix the rate on debt based on floating-rate indices and manage the cost of borrowing obligations.

The Company uses a variety of commonly used derivative products that are considered plain vanilla derivatives. These derivatives typically include interest rate swaps, caps, collars and floors. The Company expressly prohibits the use of exotic derivative instruments and using derivative instruments for trading or speculative purposes. Further, the Company has a policy of only entering into contracts with major financial institutions based upon their credit ratings and other factors.

The Company may employ swaps, forwards or purchased options to hedge qualifying forecasted transactions. Gains and losses related to these transactions are deferred and recognized in net income as interest expense in the same period or periods that the underlying transaction occurs, expires or is otherwise terminated.

Hedges that are reported at fair value and represented on the balance sheet could be characterized as either cash flow hedges or fair value hedges. Interest rate caps and collars are examples of cash flow hedges. Cash flow hedges address the risk associated with future cash flows of debt transactions. All hedges held by the Company are deemed to be fully effective in meeting the hedging objectives established by the corporate policy governing interest rate risk management and as such no net gains or losses were reported in earnings. The changes in fair value of hedge instruments are reflected in accumulated other comprehensive loss. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change.

Earnings Per Share

The Company presents both basic and diluted earnings per share ("EPS"). Basic EPS excludes dilution and is computed by dividing net income available to common stockholders by the weighted average number of shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, where such exercise or conversion would result in a lower EPS amount.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash investments, mortgage loans receivable and accounts receivable. The Company places its cash investments in excess of insured amounts with high quality financial institutions. All collateral securing the mortgage loans receivable is located in Manhattan (see Note 5). Management of the Company performs ongoing credit evaluations of its tenants and requires certain tenants to provide security deposits or letters of credit. Though these security deposits and letters of credit are insufficient to meet the terminal value of a tenant's lease obligation, they are a measure of good faith and a source of funds to offset the economic costs associated with lost rent and the costs associated with retenanting the space. Although the properties are primarily located in Manhattan, the tenants located in these buildings operate in various industries and no single tenant in the wholly-owned properties contributes more than 2.0% of the Company's revenue. Approximately 21% of the Company's total revenue was derived from 420 Lexington Avenue for the year ended December 31, 2000. Approximately 19% and 9% of the Company's total revenue was derived from 420 Lexington Avenue and 555 West 57th Street, respectively, for the year ended December 31, 2001. Approximately 20% and 9% of the Company's total revenue was derived from 420 Lexington Avenue and 555 West 57th Street, respectively, for the year ended December 31, 2002. Four borrowers each accounted for more than 10.0% of the revenue earned on structured finance investments at December 31, 2002. The Company currently has 76.5% of its workforce covered by three collective bargaining agreements which service substantially all of the Company's properties.

Recently Issued Accounting Pronouncements

In June 2001, the FASB issued Statements of Financial Accounting Standards No. 141, "Business Combinations," ("SFAS 141") and No. 142, "Goodwill and Other Intangible Assets," ("SFAS 142") which are effective July 1, 2001 and January 1, 2002, respectively. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. The Company is currently in the process of evaluating the impact that SFAS 141 will have on its financial statements. The adoption of this statement is not expected to have an immediate impact on the Company's results of operations or financial position. Under SFAS 142, amortization of goodwill, including goodwill recorded in past business combinations, will discontinue upon adoption of this standard. All goodwill and intangible assets will be tested for impairment in accordance with the provisions of SFAS 142. The adoption of this pronouncement did not have any impact on the Company's results of operations or financial position.

In August 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," ("SFAS 143") which is effective January 1, 2003. SFAS 143 requires the recording of the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The Company does not expect this pronouncement to have any impact on the Company's results of operations or financial position.

In October 2001, the FASB issued Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This standard harmonizes the accounting for impaired assets and resolves some of the implementation issues as originally described in SFAS 121. The Company adopted this pronouncement on January 1, 2002. This resulted in the Company having to reclassify certain revenue and expenses to discontinued operations. This adoption had no impact on the Company's results of operations or financial position.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections." SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS No. 64, "Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements." SFAS No. 145 requires, among other things, (i) that the modification of a lease that results in a change of the classification of the lease from capital to operating under the provision of SFAS No. 13 be accounted for as a sale-leaseback transaction and (ii) the reporting of gains or losses from the early extinguishment of debt as extraordinary items only if they met the criteria of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations." The adoption had no impact on the Company's results of operations or financial position. As a result of the adoption of this standard, the Company reclassified extraordinary losses from the write-off of unamortized financing costs ($430 and $921, previously recorded in the year ended December 2001 and 2000, respectively), to interest expense.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (effective January 1, 2003). SFAS No. 146 replaces current accounting literature and requires the recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The Company does not anticipate that the adoption of this standard will have any impact on the Company's results of operations or financial position.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," which provides guidance on how to transition from the intrinsic value method of accounting for stock-based employee compensation under APB No. 25 to SFAS No. 123's fair value method of accounting, if a company so elects. The adoption of this standard is not expected to have any impact on the Company's results of operations, financial position or liquidity as the Company does not anticipate changing its method of accounting for stock-based compensation.

In November of 2002, the FASB issued Interpretation No. 45, "Guarantors' Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." The Interpretation elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. The disclosure provisions of this Interpretation are effective for the Company's December 31, 2002 financial statements. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company is currently in the process of evaluating the impact that this Interpretation will have on its financial statements.

In January of 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." This Interpretation clarifies the application of existing accounting pronouncements to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of the Interpretation will be immediately effective for all variable interests in variable interest entities created after January 31, 2003, and the Company will need to apply its provisions to any existing variable interests in variable interest entities by no later than September 30, 2003. The Company is currently in the process of evaluating the impact that this Interpretation will have on its financial statements. See Note 7.

Reclassification

Certain prior year balances have been reclassified to conform with the current year presentation.

3. Property Acquisitions

2002 Acquisitions

During the year ended December 31, 2002, the Company did not acquire any wholly-owned properties. On December 9, 2002, the Company entered into an agreement to acquire condominium interests in 125 Broad Street for approximately $90,000. The Company intends to assume the $76,900 first mortgage currently encumbering this property. The mortgage matures on October 2007 and bears interest at 8.29%. The transaction is expected to close in the first quarter of 2003, although there can be no assurance that this acquisition will be consummated on these terms or at all.

2001 Acquisitions

On January 10, 2001, the Company acquired various ownership and mortgage interests in the 913,000 square foot, 20-story office building at One Park Avenue, Manhattan ("One Park"). The Company acquired the fee interest in the property, which is subject to a ground lease position held by third parties, and certain mortgage interests in the property for $233,900, excluding closing costs. As part of the transaction, SL Green acquired an option to purchase the ground lease position. The acquisition was financed with a $150,000 mortgage loan provided by Lehman Brothers Holdings Inc. ("LBHI") and funds provided by the Company's unsecured line of credit. The LBHI interest-only mortgage, which matures on January 10, 2004, carries an interest rate of 150 basis points over the 30-day London Interbank Offered Rate ("LIBOR"). On May 25, 2001, One Park Avenue was transferred to a joint venture (see Note 6).

On January 16, 2001, the Company purchased 1370 Broadway, Manhattan, a 16-story, 253,000 square foot office building for $50,400, excluding closing costs. The Company redeployed the proceeds from the sale of 17 Battery Place South, through a like-kind tax deferred exchange, to fund this acquisition.

On June 7, 2001, the Company acquired 317 Madison Avenue, Manhattan ("317 Madison") for an aggregate purchase price of $105,600, excluding closing costs. The 22-story building contains approximately 450,000 square feet and is located at the Northeast corner of Madison Avenue and 42nd Street with direct access to Grand Central Station. The acquisition was funded, in part, with proceeds from the sale of 1412 Broadway in a reverse 1031 tax-free exchange, thereby deferring taxable capital gain resulting from such sale. The balance of the acquisition was funded using the Company's unsecured line of credit.

2000 Acquisition

On June 20, 2000, the Company acquired a 64,195 square foot retail building located in the City of Shelton, Fairfield County, Connecticut for approximately $16,600. The Company redeployed the proceeds from the sale of 29 West 35th Street, through a like-kind tax deferred exchange, to fund this acquisition. The property is triple-net leased to Shaw's Supermarkets, Inc. for 25 years. The Shaw's lease is guaranteed by J Sainsbury PLC, an investment grade corporation with a long-term issued credit rating of "A" by Standard & Poor's and "A2" by Moody's. The property is encumbered by a $14,900 mortgage. The 25 year mortgage has a fixed annual interest rate of 8.32%.

Pro Forma

The following table summarizes, on an unaudited pro forma basis, the combined results of operations of the Company for the years ended December 31, 2002 and 2001 as though the 2001 acquisition of 317 Madison Avenue (May 2001), the offering of 5,000,000 shares of common stock (July 2001) and the equity investment in 1515 Broadway (see Note 6) (May 2002) were completed on January 1, 2001. There were no wholly-owned property acquisitions during 2002.

	2002	2001
Pro forma revenues	$246,155	$256,483
Pro forma net income	$ 67,633	$ 56,952
Pro forma common shares–basic	30,236	29,815
Pro forma common share and common share equivalents–diluted	37,786	32,630
Pro forma earnings per common share–basic	$2.24	$1.91
Pro forma earnings per common share and common share equivalents–diluted	$2.17	$1.89

4. Property Dispositions and Assets Held for Sale

During the year ended December 31, 2002, the Company did not dispose of any wholly-owned properties.

During the year ended December 31, 2001, the Company disposed of the following office properties to unaffiliated parties, except for One Park which was sold to an affiliated joint venture.

Date Sold	Property	Submarket	Rentable Square Feet	Gross Sales Price	Gain On Sale
1/9/01	633 Third Avenue	Grand Central	41,000	$ 13,250	$1,113
5/25/01	One Park Avenue	Grand Central	913,000	233,900	—
6/29/01	1412 Broadway	Times Square	389,000	91,500	3,115
			1,343,000	$338,650	$4,228

In June 2001, Cipriani, a tenant at 110 East 42nd Street occupying 70,000 square feet, notified the Company that it was exercising the purchase option under its lease agreement. The gross purchase price of the option to acquire the condominium interest was $14,500. This transaction closed on July 23, 2001 and the Company realized a gain of $728.

During the year ended December 31, 2000, the Company disposed of the following office properties to unaffiliated parties, except for 321 West 44th Street which was sold to an affiliated joint venture. See also Note 17—Deferred Compensation Award.

Date Sold	Property	Submarket	Rentable Square Feet	Gross Sales Price	Gain On Sale
2/11/00	29 West 35th Street	Garment	78,000	$ 11,700	$ 5,017
3/8/00	36 West 44th Street	Grand Central	178,000	31,500	9,208
5/4/00	321 West 44th Street	Times Square	203,000	28,000	4,797
11/13/00	90 Broad Street	Financial	339,000	60,000	6,025
12/20/00	17 Battery Place	Financial	392,000	53,000	10,745
			1,190,000	$184,200	$35,792

At December 31, 2002, the Company considered the property located at 50 West 23rd Street to be held for sale under the criteria of SFAS 144 (see Note 23). Condensed financial information of the results of operations for this real estate asset, classified as held for sale at December 31, 2002 and included in discontinued operations, is as follows:

Year ended December 31,	2002	2001	2000
Revenues			
Rental revenue	$7,027	$6,997	$6,818
Escalation and reimbursement revenues	940	978	951
Signage rent and other income	31	23	23
Total revenues	7,998	7,998	7,792
Operating expense	1,586	1,423	1,322
Real estate taxes	1,228	1,135	1,078
Interest	1,560	1,561	1,565
Depreciation and amortization	579	1,219	986
Total expenses	4,953	5,338	4,951
Income from discontinued operations	3,045	2,660	2,841
Minority interest in operating partnership	(207)	(181)	(251)
Income from discontinued operations, net of minority interest	$2,838	$2,479	$2,590

5. Structured Finance Investments

During the years ended December 31, 2002 and 2001, the Company originated $27,684 and $214,352 in structured finance investments (net of discount), respectively. There were also $70,682 and $77,007 in repayments and participations during those years, respectively. At December 31, 2002, 2001 and 2000, all loans were performing in accordance with the terms of the loan agreements. All of the properties comprising the structured finance investments are located in Manhattan.

As of December 31, 2002 and 2001, the Company held the following structured finance investments, excluding preferred equity investments:

Loan Type	Interest Rate	Gross Investment	Senior Financing	2002 Principal Outstanding	2001 Principal Outstanding	Mandatory Maturity Date
First Mortgage (1)	—	$ —	$ —	$ —	$ 4,799	April 2002
Mezzanine Loan (2)	—	—	—	—	40,038	January 2003
Mezzanine Loan (3)	12.33%	25,000	107,000	24,796	24,636	April 2004
Mezzanine Loan	11.44%	10,300	25,600	10,300	—	June 2006
Junior Participation (4)	15.25%	27,723	67,277	27,723	27,723	November 2003
Junior Participation	8.44%	500	5,500	500	—	December 2004
Junior Participation (5)	13.42%	15,000	178,000	14,926	29,970	November 2004
				$78,245	$127,166	

(1) This loan was repaid in full on April 15, 2002.

(2) This loan was repaid in full on December 30, 2002.

(3) On July 20, 2001, this loan was contributed to a joint venture with the Prudential Real Estate Investors ("PREI"). The Company retained a 50% interest in the loan. The original investment was $50,000.

(4) In connection with the acquisition of a subordinate first mortgage interest, the Company obtained $22,178 of financing from the senior participant which is co-terminous with the mortgage loan. As a result, the Company's net investment is $5,545. This financing carries a variable interest rate of 100 basis points over the 30-day LIBOR (1.38% at December 31, 2002). This loan was extended for one year from the initial maturity date. The interest rate in the table reflects the yield on the net investment.

(5) On April 12, 2002, this loan, whose original investment was $30,000, was contributed to a joint venture with PREI. The Company retained a 50% interest in the loan.

Preferred Equity Investments

In June 2001, the Company made an $8,000 preferred equity investment. This investment entitles the Company to receive a preferential 10% yield. The mandatory redemption date is May 2006, but is subject to extension options. The Company will also participate in the appreciation of the property upon sale to a third party above a specified threshold. The balance on the investment was $7,895 at December 31, 2002. The property is encumbered by $65,000 of senior financing.

In September 2001, the Company made a $53,500 preferred equity investment with an initial redemption date of September 2006. This variable rate investment had a yield of 12.6% at December 31, 2002. The Company will also participate in the appreciation of the property upon sale to a third party above a specified threshold. The Company also receives asset management fees. The property is encumbered by $186,500 of senior financing. This investment was redeemed on February 13, 2003 (see Note 23).

In June 2002, the Company made a $6,000 preferred equity investment with a mandatory redemption date of July 2007. There is a one-year redemption lockout until June 2003. This variable rate investment had a yield of 12.95% at December 31, 2002. The property is encumbered by $38,000 of senior financing.

On June 25, 2002, the Company made a $10,000 preferred equity investment, with a 10% yield. On December 16, 2002 this investment was redeemed in full.

6. Investment in Unconsolidated Joint Ventures

Morgan Stanley Joint Ventures

MSSG I

During July 1999, the Company entered into a joint venture agreement with Morgan Stanley Real Estate Fund ("MSREF") to own 90 Broad Street. The property was contributed to MSSG I by the Company and the Company retained a 35% economic interest in the venture. At the time of the contribution, the property was valued at $34,600 which approximated the Company's cost basis in the asset. In addition, the venture assumed the existing $20,800 first mortgage that was collateralized by the property. The Company provided management, leasing and construction services at the property on a fee basis. During 2001 and 2000, the Company earned $226 and $62, respectively, for such services. The venture agreement provided the Company with an opportunity to receive a promotional interest with respect to sales proceeds and cash distributions once a fixed hurdle rate was achieved.

On March 1, 2000, the $20,800 mortgage on 90 Broad Street was assigned to a new lender. The new lender advanced an additional $11,200 to the joint venture. The two loans were then consolidated, amended and restated into a consolidated $32,000 mortgage which was to mature on March 1, 2002. Interest only was payable on the loan at the rate of LIBOR plus 175 basis points. On November 13, 2000, MSSG I sold 90 Broad Street for a gross sales price of $60,000 and repaid the loan. The joint venture realized a gain of $16,446 on the sale. The Company's share of this gain was $6,025.

On December 1, 2000, the Company and MSREF, through its MSSG I joint venture, acquired 180 Madison Avenue, Manhattan, for $41,250, excluding closing costs. The property is a 265,000 square foot, 23-story building. In addition to holding a 49.9% ownership interest in the property, the Company acts as the operating partner for the venture, and is responsible for leasing and managing the property. During 2002 and 2001, the Company earned $331 and $205 for such services, respectively. The acquisition was partially funded by a $32,000 mortgage from M&T Bank. The loan, which matures on December 1, 2005, carries a fixed interest rate of 7.81%. The mortgage is interest only until January 1, 2002, at which time principal payments begin. The loan can be upsized to $34,000.

MSSG II

On January 31, 2001, the Company and MSREF, through its MSSG II joint venture, acquired 469 Seventh Avenue, Manhattan, for $45,700, excluding closing costs. The property is a 253,000 square foot, 16-story office building. In addition to holding a 35% ownership interest in the property, the Company acts as the operating partner for the venture, and is responsible for leasing and managing the property. During 2002 and 2001, the Company earned $137 and $146, respectively, for such services. The acquisition was partially funded by a $36,000 mortgage from LBHI. The loan, which was to mature on February 10, 2003, carried a fixed interest rate of 7.84% from the acquisition date through March 10, 2001 and thereafter, the interest rate was LIBOR plus 210 basis points.

On June 20, 2002, the Company and Morgan Stanley Real Estate Fund, through their MSSG II joint venture, sold 469 Seventh Avenue for a gross sales price of $53,100, excluding closing costs. MSSG II realized a gain of approximately $4,808 on the sale of which the Company's share was approximately $1,680. In addition, the $36,000 mortgage was repaid in full. As part of the sale, the Company made a preferred equity investment of $6,000 in the entity acquiring the asset. As a result of this continuing investment, the Company will defer recognition of its share of the gain until its preferred investment has been redeemed.

MSSG III

On May 4, 2000, the Company sold a 65% interest for cash in the property located at 321 West 44th Street to MSREF, valuing the property at $28,000. The Company realized a gain of $4,797 on this transaction and retained a 35% interest in the property (with a carrying value of $6,500), which was contributed to MSSG I. The property, a 203,000 square foot building located in the Times Square submarket of Manhattan, was acquired by the Company in March 1998. Simultaneous with the closing of this joint venture, the venture received a $22,000 mortgage for the acquisition and capital improvement program, which was estimated at $3,300. The interest only mortgage matures on April 30, 2003 and has an interest rate based on LIBOR plus 250 basis points (3.88% at December 31, 2002). The Company is in the process of extending this mortgage for one year. The venture has substantially improved and repositioned the property. In addition to retaining a 35% economic interest in the property, the Company acting as the operating partner for the venture, is responsible for redevelopment, construction, leasing and management of the property. During 2002, 2001 and 2000, the Company earned $227, $154 and $49, respectively, for such services. The venture agreement provides the Company with the opportunity to gain certain economic benefits based on the financial performance of the property. In November 2000, this investment was transferred to MSSG III under the same terms and ownership as under MSSG I.

SITQ Immobilier

One Park Avenue

On May 25, 2001, the Company entered into a joint venture with respect to the ownership of the Company's interests in One Park with SITQ Immobilier, a subsidiary of Caisse de depot et placement du Quebec ("SITQ"). Under the terms of the joint venture, SITQ purchased a 45% interest in the Company's interests in the property based upon a gross aggregate price of $233,900, exclusive of closing costs and reimbursements. No gain or loss was recorded as a result of the transaction. The $150,000 mortgage was assumed by the joint venture. The interest only mortgage matures on January 10, 2004 and has an interest rate based on LIBOR plus 150 basis points (2.93% at December 31, 2002). The Company provides management and leasing services for One Park. During 2002 and 2001, the Company earned $1,108 and $538, respectively, for such services. During 2002 and 2001, the Company earned $797 and $343 in asset management fees, respectively. The various ownership interests in the mortgage positions of One Park, currently held through this joint venture, provide for substantially all of the economic interest in the property and gives the venture the sole option to purchase the ground lease position; accordingly, the Company has accounted for this joint venture as having an ownership interest in the property.

1250 Broadway

On November 1, 2001, the Company sold a 45% interest in 1250 Broadway to SITQ based on the property's valuation of approximately $121,500. No gain or loss resulted from this transaction. This property is subject to an $85,000 mortgage. The interest only mortgage matures on October 21, 2004 and has an interest rate based on LIBOR plus 250 basis points (3.88% at December 31, 2002). The Company entered into a swap agreement on its share of the joint venture first mortgage. The swap effectively fixed the LIBOR rate at 4.04% through January 2005. The Company provides management and leasing services for 1250 Broadway. During 2002 and 2001, the Company earned $642 and $66, for such services, respectively. During 2002, the Company earned $900 in asset management fees.

1515 Broadway

On May 15, 2002, the Company and SITQ acquired 1515 Broadway, New York, NY ("1515 Broadway") for a gross purchase price of approximately $483,500. The property is a 1.75 million square foot, 54-story office tower located on Broadway between 44th and 45th Streets. The property was acquired in a joint venture with the Company retaining an approximate 55% non-controlling interest in the asset. Under a tax protection agreement established to protect the limited partners of the partnership that transferred 1515 Broadway to the joint venture, the joint venture has agreed not to adversely affect the limited partners' tax positions before December 31, 2011. The Company provides management and leasing services for 1515 Broadway. During 2002, the Company earned $828 for such services. During 2002, the Company earned $612 in asset management fees.

1515 Broadway was acquired with $335,000 of financing of which a $275,000 first mortgage was provided by Lehman Brothers and Bear Stearns and $60,000 was provided by Goldman Sachs and Wells Fargo (the "Mezzanine Loans"). The balance of the proceeds were funded from the Company's unsecured line of credit and from proceeds of the sale of the joint venture interest to SITQ. The $275,000 first mortgage, which carries an interest rate of 145 basis points over the 30-day LIBOR (2.87% at December 31, 2002), matures in June 2004. The mortgage has five one-year extension options. The Mezzanine Loans consist of two $30,000 loans. The first mezzanine loan, which carries an interest rate of 350 basis points over the 30-day LIBOR (4.92% at December 31, 2002), matures in May 2007. The second mezzanine loan, which carries an interest rate of 450 basis points over the 30-day LIBOR (5.92% at December 31, 2002), matures in May 2007. The Company entered into a swap agreement on $100,000 of its share of the joint venture first mortgage. The swap effectively fixed the LIBOR rate on the $100,000 at 2.299% through June 2004.

One tenant, whose leases end between 2008 and 2013, represents approximately 76.6% of this joint venture's revenue.

Prudential Realty Joint Venture

On February 18, 2000, the Company acquired a 49.9% interest in a joint venture which owned 100 Park Avenue ("100 Park") for $95,800. 100 Park is an 834,000 square foot, 36-story property, located in Manhattan. The purchase price was funded through a combination of cash and a seller provided mortgage on the property of $112,000. On August 11, 2000, AIG/SunAmerica issued a $120,000 mortgage collateralized by the property located at 100 Park, which replaced the pre-existing $112,000 mortgage. The 8.00% fixed rate loan has a 10 year term. Interest only was payable through October 1, 2001 and thereafter principal repayments are due through maturity. The Company provides managing and leasing services for 100 Park. During 2002, 2001 and 2000, the Company earned $631, $538 and $479 for such services, respectively.

Carlyle Realty Joint Venture

During August 1999, the Company entered into a joint venture agreement with Carlyle Realty to purchase 1250 Broadway located in Manhattan for $93,000. The Company held a 49.9% interest in the venture and provided management, leasing and construction services at the property on a fee basis. During 2001 and 2000, the Company earned $563 and $624, respectively, for such services. The acquisition was partially financed with a floating rate mortgage totaling $64,650 maturing in 3 years. This facility had the ability to be increased to $69,650 as funding of capital requirements was needed. The mortgage, which was syndicated into a $57,000 tranche and a $7,650 tranche, carried a weighted average interest rate of 300 basis points over 30-day LIBOR (9.82% at December 31, 2000). The venture agreement provided the Company with an opportunity to receive a promotional interest with respect to sales proceeds and cash distributions once a fixed hurdle rate was achieved.

On September 21, 2001, the Company acquired Carlyle's interest in the venture for approximately $29,500, with Carlyle retaining a 0.2% interest and the Company holding a 99.8% interest. In the transaction, the property was valued at approximately $121,500. In conjunction with the transaction, the Company repaid the existing mortgage of $69,650 and replaced it with an $85,000 first mortgage. The new mortgage, which matures on October 21, 2004, carries a variable interest rate of 250 basis points over the 30-day LIBOR (6.53% at December 31, 2001). The Company recorded a $332 expense for the early extinguishment of debt related to the write-off of unamortized financing costs associated with the $69,650 mortgage. On November 1, 2001, a 45% interest in the property was sold to SITQ Immobilier (see above). As a result of temporary control, due to the short holding period and the intention to sell the interest, the Company did not consolidate its investment in the joint venture at September 30, 2001.

The condensed combined balance sheets for the unconsolidated joint ventures at December 31, 2002 and 2001, are as follows:

	2002	2001
Assets		
Commercial real estate property	$1,088,083	$656,222
Other assets	101,664	63,634
Total assets	$1,189,747	$719,856
Liabilities and members' equity		
Mortgage payable	$ 742,623	$444,784
Other liabilities	33,118	19,564
Members' equity	414,006	255,508
Total liabilities and members' equity	$1,189,747	$719,856
Company's net investment in unconsolidated joint ventures	$ 214,644	$123,469

The condensed combined statements of operations for the unconsolidated joint ventures from acquisition date through December 31, 2002 are as follows:

	2002	2001	2000
Total revenues	$154,685	$92,794	$60,429
Operating expenses	39,831	23,287	17,460
Real estate taxes	23,430	14,691	9,881
Interest	32,019	25,073	18,733
Depreciation and amortization	24,362	13,678	7,869
Total expenses	119,642	76,729	53,943
Net income before gain on sale	$ 35,043	$16,065	$ 6,486
Company's equity in earnings of consolidated joint ventures	$ 18,383	$ 8,607	$ 3,108

7. Investment in and Advances to Affiliates

	2002	2001
Investment in and advances to Service Corporation, net	$3,979	$3,781
Investment in and advances to eEmerge, net	—	4,430
Investments in and advances to affiliates	$3,979	$8,211

Service Corporation

In order to maintain the Company's qualification as a REIT while realizing income from management, leasing and construction contracts from third parties and joint venture properties, all of the management operations are conducted through an unconsolidated company, the Service Corporation. The Company, through the Operating Partnership, owns 100% of the non-voting common stock (representing 95% of the total equity) of the Service Corporation. Through dividends on its equity interest, the Operating Partnership receives substantially all of the cash flow from the Service Corporation's operations. All of the voting common stock of the Service Corporation (representing 5% of the total equity) is held by a Company affiliate. This controlling interest gives the affiliate the power to elect all directors of the Service Corporation. The Company accounts for its investment in the Service Corporation on the equity basis of accounting because it has significant influence with respect to management and operations, but does not control the entity. Effective January 1, 2001, the Service Corporation elected to be taxed as a TRS.

All of the management, leasing and construction services with respect to the properties wholly-owned by the Company are conducted through SL Green Management LLC which is 100% owned by the Operating Partnership.

eEmerge

On May 11, 2000, the Operating Partnership formed eEmerge, Inc., a Delaware corporation ("eEmerge"), in partnership with Fluid Ventures LLC ("Fluid"). In March 2001, the Company bought out Fluid's entire ownership interest in eEmerge. eEmerge is a separately managed, self-funded company that provides fully-wired and furnished office space, services and support to businesses.

The Company, through the Operating Partnership, owned all the non-voting common stock of eEmerge. Through dividends on its equity interest, the Operating Partnership received approximately 100% of the cash flow from eEmerge operations. All of the voting common stock was held by a Company affiliate. This controlling interest gave the affiliate the power to elect all the directors of eEmerge. The Company accounted for its investment in eEmerge on the equity basis of accounting because although it had significant influence with respect to management and operations, it did not control the entity. Effective March 26, 2002, the Company acquired all the voting common stock previously held by the Company affiliate. As a result, the Company controls all the common stock of eEmerge. Effective with the quarter ended March 31, 2002, the Company consolidated the accounts of eEmerge. Effective January 1, 2001, eEmerge elected to be taxed as a TRS.

On June 8, 2000, eEmerge and Eureka Broadband Corporation ("Eureka") formed eEmerge.NYC LLC, a Delaware limited liability company ("ENYC") whereby eEmerge has a 95% interest and Eureka has a 5% interest in ENYC. ENYC was formed to build and operate a 45,000 square foot fractional office suites business marketed to the technology industry. ENYC entered into a 10-year lease with the Operating Partnership for its premises, which is located at 440 Ninth Avenue, Manhattan. Allocations of net profits, net losses and distributions are made in accordance with the Limited Liability Company Agreement of ENYC. Effective with the quarter ended March 31, 2002, the Company consolidated the accounts of ENYC.

The net book value of the Company's investment as of December 31, 2002 was $4.9 million. While management currently believes that it is possible to recover the net book value of the investment through future operating cash flows, there is a possibility that eEmerge will not generate sufficient future operating cash flows for the Company to recover its investment. As a result of this risk factor, management, in the future, may determine that it is necessary to write down a portion of the net book value of the investment.

8. Deferred Costs

Deferred costs at December 31 consisted of the following:

	2002	2001
Deferred financing	$ 16,180	$ 16,086
Deferred leasing	44,881	40,856
	61,061	56,942
Less accumulated amortization	(25,550)	(22,041)
	$ 35,511	$ 34,901

9. Mortgage Notes Payable

The first mortgage notes payable collateralized by the respective properties and assignment of leases at December 31, 2002 and 2001, respectively, are as follows:

Property	Maturity Date	Interest Rate	2002	2001
1414 Avenue of the Americas and 70 West 36th Street (1)	5/1/09	7.90%	$ 25,687	$ 26,023
711 Third Avenue (1)	9/10/05	8.13%	48,446	48,824
420 Lexington Avenue (1)	11/1/10	8.44%	123,107	124,745
317 Madison Avenue (1) (2)	8/20/04	LIBOR + 1.80%	65,000	65,000
555 West 57th Street (3)	11/4/04	LIBOR + 2.00%	68,254	68,930
470 Park Avenue South (4)	4/1/04	8.25%	—	9,356
673 First Avenue (5)	12/13/03	9.00%	—	8,977
50 West 23rd Street (6)	8/1/07	7.33%	20,901	21,000
875 Bridgeport Avenue, Shelton, CT	5/10/25	8.32%	14,831	14,867
Total fixed rate debt			$366,226	$387,722
Total floating rate debt			—	—
Total mortgage notes payable (7)			$366,226	$387,722

(1) Held in bankruptcy remote special purpose entity.

(2) Based on LIBOR rate of 1.38% at December 31, 2002. The Company obtained a first mortgage secured by the property on August 16, 2001. The mortgage has two one-year extension options. On October 18, 2001, the Company entered into a swap agreement effectively fixing the LIBOR rate at 4.01% for four years.

(3) The Company entered into an interest rate protection agreement which fixed the LIBOR interest rate at 6.10% at December 31, 2002 since LIBOR was 1.38% at that date. If LIBOR exceeds 6.10%, the loan will float until the maximum LIBOR rate of 6.58% is reached.

(4) This loan was repaid on June 5, 2002.

(5) This loan was repaid on December 30, 2002 (see Note 23).

(6) This asset is classified as held for sale at December 31, 2002. The related loan is included in liabilities related to assets held for sale on the accompanying balance sheet.

(7) Excludes $22,178 loan obtained to fund a structured finance transaction (see Note 5(4)).

At December 31, 2002, the net carrying value of the properties collateralizing the mortgage notes was $478,100.

Principal Maturities

Combined aggregate principal maturities of mortgages and notes payable, revolving credit facilities, term loan and the Company's share of joint venture debt as of December 31, 2002 are as follows:

	Scheduled Amortization	Principal Repayments	Revolving Credit Facilities	Term Loan	Total	Joint Venture Debt
2003	$ 3,608	$ 22,178	$74,000	$ —	$ 99,786	$ 628
2004	3,734	132,015	—	—	135,749	321,866
2005	3,366	47,247	—	—	50,613	16,079
2006	3,270	—	—	—	3,270	608
2007	3,410	19,224	—	100,000	122,634	659
Thereafter	17,655	132,697	—	—	150,352	56,521
	$35,043	$353,361	$74,000	$100,000	$562,404	$396,361

Mortgage Recording Tax—Hypothecated Loan

The Operating Partnership mortgage tax credit loans totaled approximately $206,576 from Lehman Brothers Holdings, Inc. ("LBHI") at December 31, 2002. These loans were collateralized by the mortgage encumbering the Operating Partnership's interests in 290 Madison Avenue. The loans were also collateralized by an equivalent amount of the Company's cash which was held by LBHI and invested in US Treasury securities. Interest earned on the cash collateral was applied by LBHI to service the loans with interest rates commensurate with that of a portfolio of six-month US Treasury securities, which will mature on May 15, 2003. The Operating Partnership and LBHI each had the right of offset and therefore the loans and the cash collateral were presented on a net basis in the consolidated balance sheet at December 31, 2002. The purpose of these loans was to temporarily preserve mortgage recording tax credits for future potential acquisitions of real property which the Company may make, the financing of which may include property level debt, or refinancings for which these credits would be applicable and provide a financial savings. At the same time, the underlying mortgage remains a bona-fide debt to LBHI. The loans are considered utilized when the loan balance of the facility decreases due to the assignment of the preserved mortgage to a property which the Company is acquiring with debt or is being financed by the Company, or to a third party for the same purposes. On October 24, 2002, the Company sold $116,200 of these mortgage tax credit loans to a third party, repaid an equivalent amount of the loan and realized a gain of $570 from the sale.

10. Revolving Credit Facilities

2000 Unsecured Credit Facility

On June 27, 2000, the Company repaid in full and terminated its $140 million credit facility and obtained a new senior unsecured revolving credit facility in the amount of $250,000 (the "2000 Unsecured Credit Facility") from a group of nine banks. In March 2001, the Company exercised an option to increase the capacity under this credit facility to $300,000. The 2000 Unsecured Credit Facility has a term of three years and bears interest at a spread ranging from 137.5 basis points to 175 basis points over LIBOR, based on the Company's leverage ratio. If the Company was to receive an investment grade rating, the spread over LIBOR will be reduced to 125 basis points. The 2000 Unsecured Credit Facility also requires a 15 to 25 basis point fee on the unused balance payable quarterly in arrears. At December 31, 2002, $74,000 was outstanding and carried an effective interest rate of 3.14%. Availability under the 2000 Unsecured Credit Facility at December 31, 2002 was further reduced by the issuance of letters of credit in the amount of $15,000 for acquisition deposits. On March 3, 2003, $207,000 was available under this facility. The 2000 Unsecured Credit Facility includes certain restrictions and covenants (see restrictive covenants below).

2001 Secured Credit Facility

On December 20, 2001, the Company repaid in full and retired the $60,000 secured credit facility in connection with the Company obtaining a $75,000 secured revolving credit facility (the "2001 Secured Credit Facility"). The 2001 Secured Credit Facility has a term of two years with a one year extension option. It bears interest at the rate of 150 basis points over LIBOR and is secured by various structured financial investments. At December 31, 2002, nothing was outstanding under this facility. The 2001 Secured Credit Facility includes certain restrictions and covenants which are similar to those under the 2002 Unsecured Credit Facility (see restrictive covenants below).

2002 Term Loan

On December 5, 2002, the Company obtained a $150 million unsecured term loan and drew down $100,000 at that time. This new unsecured credit facility has a term of five years. It bears interest at the rate of 150 basis points over

LIBOR. This facility was used to pay down our secured and unsecured revolving credit facilities. The Company entered into two swap agreements to fix its exposure to the LIBOR rate on this loan. The LIBOR rates were fixed at 1.637% for the first year and 4.06% for years two through five for a blended rate of 5.06%.

Restrictive Covenants

The terms of the unsecured and secured revolving credit facilities and the term loan include certain restrictions and covenants which limit, among other things, the payment of dividends (as discussed below), the incurrence of additional indebtedness, the incurrence of liens and the disposition of assets, and which require compliance with financial ratios relating to the minimum amount of tangible net worth, the minimum amount of debt service coverage, and fixed charge coverage, the maximum amount of unsecured indebtedness, the minimum amount of unencumbered property debt service coverage and certain investment limitations. The dividend restriction referred to above provides that, except to enable us to continue to qualify as a REIT for Federal Income Tax purposes, we will not during any four consecutive fiscal quarters make distributions with respect to common stock or other equity interests in an aggregate amount in excess of 90% of funds from operations for such period, subject to certain other adjustments.

11. Fair Value of Financial Instruments

The following disclosures of estimated fair value were determined by management, using available market information and appropriate valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash equivalents, accounts receivable, accounts payable, and revolving credit facilities balances reasonably approximate their fair values due to the short maturities of these items. Mortgage notes payable and the term loan have a fair value based on discounted cash flow models of approximately $493,995, which exceeds the book value by $27,769. Structured finance investments are carried at amounts which reasonably approximate their fair value since they are variable rate instruments whose interest rates reprice monthly.

Disclosure about fair value of financial instruments is based on pertinent information available to management as of December 31, 2002. Although management is not aware of any factors that would significantly affect the reasonable fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and current estimates of fair value may differ significantly from the amounts presented herein.

12. Rental Income

The Operating Partnership is the lessor and the sublessor to tenants under operating leases with expiration dates ranging from 2003 to 2020. The minimum rental amounts due under the leases are generally either subject to scheduled fixed increases or adjustments. The leases generally also require that the tenants reimburse the Company for increases in certain operating costs and real estate taxes above their base year costs. Approximate future minimum rents to be received over the next five years and thereafter for non-cancelable operating leases in effect at December 31, 2002 are as follows:

2003	$ 180,562
2004	176,517
2005	159,098
2006	145,418
2007	122,654
Thereafter	466,348
	$1,250,597

13. Related Party Transactions

Cleaning Services

First Quality Maintenance, L.P. provides cleaning, extermination and related services with respect to certain of the properties owned by the Company. First Quality is owned by Gary Green, a son of Stephen L. Green, the Company's Chairman of the Board and Chief Executive Officer. First Quality also provides additional services directly to tenants on a separately negotiated basis. The aggregate amount of fees paid by the Company to First Quality for services provided (excluding services provided directly to tenants) was approximately $3,446 in 2002, $3,591 in 2001 and $2,837 in 2000. In addition, First Quality has the non-exclusive opportunity to provide cleaning and related services to individual tenants at the Company's properties on a basis separately negotiated with any tenant seeking such additional services. First Quality leases 12,290 square feet of space at 70 West 36th Street pursuant to a lease that expires on December 31, 2005 and provides for annual rental payments of approximately $173.

Security Services

Classic Security LLC provides security services with respect to certain properties owned by the Company. Classic Security is owned by Gary Green, a son of Stephen L. Green. The aggregate amount of fees paid by the Company for such services was approximately $3,213 in 2002, $2,214 in 2001 and $1,807 in 2000.

Messenger Services

Bright Star Couriers LLC provides messenger services with respect to certain properties owned by the Company. Bright Star Couriers is owned by Gary Green, a son of Stephen L. Green. The aggregate amount of fees paid by the Company for such services was approximately $87 in 2002 and none in 2001 and 2000.

Leases

Nancy Peck and Company leases 2,013 feet of space at 420 Lexington Avenue, New York, New York pursuant to a lease that expires on June 30, 2005 and provides for annual rental payments of approximately $62. Nancy Peck and Company is owned by Nancy Peck, the wife of Stephen L. Green. The rent due under the lease is offset against a consulting fee the Company pays to her under a consulting agreement.

Brokerage Services

Sonnenblick-Goldman Company, a nationally recognized real estate investment banking firm, provided mortgage brokerage services with respect to securing approximately $205,000 of first mortgage financing for 100 Park Avenue in 2000 and 1250 Broadway in 2001. Morton Holliday, the father of Marc Holliday, was a Managing Director of Sonnenblick at the time of the financings. The fees paid by us to Sonnenblick for such services were approximately $358 in 2000 and $319 in 2001.

Management Fees

S.L. Green Management Corp. receives property management fees from certain entities in which Stephen L. Green owns an interest. The aggregate amount of fees paid to S.L. Green Management Corp. from such entities was approximately $242 in 2002, $212 in 2001 and $209 in 2000.

Amounts due (to) from related parties at December 31, consisted of the following:

	2002	2001
17 Battery Condominium Association	$ (203)	$ 143
110 Condominium Association	233	—
Morgan Stanley Real Estate Funds	531	378
100 Park	347	347
One Park Realty Corp.	31	33
JV-CMBS	559	—
1250 Broadway Realty Corp.	—	906
Officers	1,534	1,484
Other	1,836	207
Related party receivables	$4,868	$3,498

In January 2001, an officer received a $1,000 loan from the Company secured by the pledge of his Company stock. Recourse for repayment of this loan is limited to those shares. The loan is forgivable upon the attainment of specific financial performance goals by December 31, 2006 as well as continued employment.

14. Preferred Stock

The Company's 4,600,000 8% Preferred Income Equity Redeemable Shares ("PIERS") are non-voting and are convertible at any time at the option of the holder into the Company's common stock at a conversion price of $24.475 per share. The conversion of all PIERS would result in the issuance of 4,699,000 of the Company's common stock which have been reserved for issuance. The PIERS receive annual dividends of $2.00 per share paid on a quarterly basis and dividends are cumulative, subject to certain provisions. On or after July 15, 2003, the PIERS may be redeemed into common stock at the option of the Company at a redemption price of $25.889 and thereafter at prices declining to the par value of $25.00 on or after July 15, 2007, with a mandatory redemption on April 15, 2008 at a price of $25.00 per share. The Company may pay the redemption price out of the sale proceeds of other shares of stock of the Company. The PIERS were recorded net of underwriters discount and issuance costs. These costs are being accreted over the expected term of the PIERS using the interest method.

15. Stockholders' Equity

Common Stock

The authorized capital stock of the Company consists of 200,000,000 shares, $.01 par value, of which the Company has authorized the issuance of up to 100,000,000 shares of common stock, $.01 par value per share, 75,000,000 shares of Excess Stock, at $.01 par value per share, and 25,000,000 shares of Preferred Stock, par value $.01 per share. On August 20, 1997, the Company issued 11,615,000 shares of its common stock (including the underwriters' over-allotment option of 1,520,000 shares) through an initial public offering (the "Offering"). Concurrently with the consummation of the Offering, the Company issued 38,095 shares of restricted common stock pursuant to officer stock loans and 85,600 shares of restricted common stock to a financial advisor. In addition, the Company previously issued to its executive officers approximately 553,616 shares, as founders' shares. As of December 31, 2002, no shares of Excess Stock were issued and outstanding.

On May 12, 1998 (the "May 1998 Offering"), the Company completed the sale of 11,500,000 shares of common stock and 4,600,000 shares of 8% Preferred Income Equity Redeemable Shares with a mandatory liquidation preference of $25.00 per share (the "PIERS"). Net proceeds from these equity offerings ($353,000 net of underwriter's discount) were used principally to repay various bridge loans and acquire additional properties. These offerings resulted in the reduction of continuing investor's interest in the Operating Partnership from 16.2% to 9.2%.

On July 25, 2001, the Company completed the sale of 5,000,000 shares of common stock. The net proceeds from this offering ($148,387) were initially used to pay down amounts outstanding under the 2000 Unsecured Credit Facility.

Rights Plan

On February 16, 2000, the Board of Directors of the Company authorized a distribution of one preferred share purchase right ("Right") for each outstanding share of common stock under a shareholder rights plan. This distribution was made to all holders of record of the common stock on March 31, 2000. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series B junior participating preferred stock, par value $0.01 per share ("Preferred Shares"), at a price of $60.00 per one one-hundredth of a Preferred Share ("Purchase Price"), subject to adjustment as provided in the rights agreement. The Rights expire on March 5, 2010, unless the expiration date is extended or the Right is redeemed or exchanged earlier by the Company.

The Rights are attached to each share of common stock. The Rights are generally exercisable only if a person or group becomes the beneficial owner of 17% or more of the outstanding common stock or announces a tender offer for 17% or more of the outstanding common stock ("Acquiring Person"). In the event that a person or group becomes an Acquiring Person, each holder of a Right, excluding the Acquiring Person, will have the right to receive, upon exercise, common stock having a market value equal to two times the Purchase Price of the Preferred Shares.

Dividend Reinvestment and Stock Purchase Plan

The Company filed a registration statement with the SEC for the Company's dividend reinvestment and stock purchase plan ("DRIP") which was declared effective on September 10, 2001, and commenced on September 24, 2001. The Company registered 3,000,000 shares of common stock under the DRIP.

During the years ended December 31, 2002 and 2001, respectively, 71 and no shares were issued and $2 and no proceeds were received from dividend reinvestments and/or stock purchases under the DRIP.

Stock Option Plan

During August 1997, the Company instituted the 1997 Stock Option and Incentive Plan (the "Stock Option Plan"). The Stock Option Plan was amended in December 1997, March 1998, March 1999 and May 2002. The Stock Option Plan, as amended, authorizes (i) the grant of stock options that qualify as incentive stock options under Section 422 of the Code ("ISOs"), (ii) the grant of stock options that do not qualify ("NQSOs"), (iii) the grant of stock options in lieu of cash Directors' fees and (iv) grants of shares of restricted and unrestricted common stock. The exercise price of stock options will be determined by the Compensation Committee, but may not be less than 100% of the fair market value of the shares of Common Stock on the date of grant. At December 31, 2002, approximately 5,499,901 shares of common stock were reserved for issuance under the Plan.

Options granted under the Stock Option Plan are exercisable at the fair market value on the date of grant and, subject to termination of employment, expire ten years from the date of grant, are not transferable other than on death, and are generally exercisable in three equal annual installments commencing one year from the date of grant (with the exception of 10,000 options which had a vesting period of one year).

The Company applies APB No. 25 and related interpretations in accounting for its plan. Statement of Financial Accounting Standards No. 123 ("SFAS 123") was issued by the Financial Accounting Standards Board in 1995 and, if fully adopted, changes the methods for recognition of cost on plans similar to that of the Company. Adoption of SFAS 123 is optional, however, pro forma disclosure, as if the Company adopted the cost recognition requirements under SFAS 123, is presented below. The Company did not record any compensation expense under APB No. 25.

A summary of the status of the Company's stock options as of December 31, 2002, 2001 and 2000 and changes during the years then ended are presented below:

	2002		2001		2000	
	Options Outstanding	Weighted Average Exercise Price	Options Outstanding	Weighted Average Exercise Price	Options Outstanding	Weighted Average Exercise Price
Balance at beginning of year	2,598,066	$23.76	2,371,820	$21.94	2,002,334	$20.84
Granted	1,050,000	$28.25	561,000	$29.28	633,000	$24.95
Exercised	(321,846)	$20.64	(260,090)	$20.33	(206,035)	$20.99
Lapsed or cancelled	(47,557)	$23.32	(74,664)	$19.49	(57,479)	$19.97
Balance at end of year	3,278,663	$25.49	2,598,066	$23.76	2,371,820	$21.94
Options exercisable at end of year	1,182,902	$22.62	1,022,641	$21.85	726,847	$20.95
Weighted average fair value of options granted during the year	$3,515		$1,817		$2,405	

All options were granted within a price range of $18.44 to $34.99. The remaining weighted average contractual life of the options was 7.95 years. The fair value of each share option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants in 2002, 2001 and 2000.

	2002	2001	2000
Dividend yield	5.50%	5.50%	5.50%
Expected life of option	5 years	5 years	4 years
Risk-free interest rate	5.00%	5.00%	5.00%
Expected stock price volatility	18.91%	17.81%	25.35%

The compensation cost under SFAS 123 for the stock performance-based plan would have been $2,130, $2,265 and $2,455 in 2002, 2001 and 2000, respectively. Had compensation cost for the Company's grants for stock-based compensation plans been determined consistent with SFAS 123, the Company's net income and net income per common share for 2002, 2001 and 2000 would approximate the pro forma amounts below:

	2002	2001	2000
Net income available to common shareholders	$62,656	$51,255	$74,353
Basic earnings per common share	$2.07	$1.90	$3.05
Diluted earnings per common share	$2.03	$1.86	$2.86

The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts.

Earnings Per Share

Earnings per share is computed as follows (in thousands):

Numerator (Income)	2002	2001	2000
Basic Earnings:			
Income available to common shareholders	$64,641	$53,343	$76,591
Effect of Dilutive Securities:			
Redemption of Units to common shares	4,545	4,600	7,430
Preferred Stock (if converted to common stock)	9,690	—	9,626
Stock options	—	—	—
Diluted Earnings:			
Income available to common shareholders	$78,876	$57,943	$93,647

Denominator (Shares)	2002	2001	2000
Basic Shares:			
Shares available to common shareholders	30,236	26,993	24,373
Effect of Dilutive Securities:			
Redemption of Units to common shares	2,208	2,283	2,365
Preferred Stock (if converted to common stock)	4,699	—	4,699
Stock options	643	532	381
Diluted Shares	37,786	29,808	31,818

The PIERS outstanding in 2002, 2001 and 2000 were not included in the 2001 computation of earnings per share as they were anti-dilutive during that period.

16. Minority Interest

On May 15, 2002, the Operating Partnership issued 28,786 partnership units in connection with the acquisition of 1515 Broadway.

The unit holders represent the minority interest ownership in the Operating Partnership. As of December 31, 2002 and 2001, the minority interest unit holders owned 6.6% (2,145,190 units) and 7.0% (2,271,404 units) of the Operating Partnership, respectively. At December 31, 2002, 2,145,190 shares of Common Stock were reserved for the conversion of units.

17. Benefit Plans

The building employees are covered by multi-employer defined benefit pension plans and post-retirement health and welfare plans. Contributions to these plans amounted to $2,641, $2,455 and $825 during the years ended December 31, 2002, 2001 and 2000, respectively. Separate actuarial information regarding such plans is not made available to the contributing employers by the union administrators or trustees, since the plans do not maintain separate records for each reporting unit.

Executive Stock Compensation

During July 1998, the Company issued 150,000 shares in connection with an employment contract. These shares vest annually at rates of 15% to 35% and were recorded at fair value. At December 31, 2002, 108,750 of these shares had vested. The Company recorded compensation expense of approximately $713, $616 and $534 for the years ended December 31, 2002, 2001 and 2000, respectively.

Effective January 1, 1999, the Company implemented a deferred compensation plan (the "Deferred Plan") covering certain executives of the Company. In connection with the Deferred Plan, the Company issued 17,500, 165,500 and 20,000 restricted shares in 2002, 2001 and 2000, respectively. The shares issued under the Deferred Plan were granted to certain executives and vesting will occur annually upon the Company meeting established financial performance criteria. Annual vesting occurs at rates ranging from 15% to 35% once performance criteria are reached. As of December 31, 2002, 164,833 of these shares had vested and 110,650 had been retired. The Company recorded compensation expense of approximately $685, $1,011 and $880 for the years ended December 31, 2002, 2001 and 2000, respectively.

Deferred Compensation Award

Contemporaneous with the closing of 1370 Avenue of the Americas, an award of $2,833 was granted to several members of management which was earned in connection with the realization of this investment gain ($5,624 net of the award). This award, which will be paid out over a three-year period, is presented as Deferred compensation award on the balance sheet. As of December 31, 2002, $1,504 had been paid against this compensation award.

401(K) Plan

During August 1997, the Company implemented a 401(K) Savings/Retirement Plan (the "401(K) Plan") to cover eligible employees of the Company and any designated affiliate. The 401(K) Plan permits eligible employees of the Company to defer up to 15% of their annual compensation, subject to certain limitations imposed by the Code. The employees' elective deferrals are immediately vested and non-forfeitable upon contribution to the 401(K) Plan. During 2000, the Company amended its 401(K) Plan to include a matching contribution, subject to ERISA limitations, equal to 50% of the first 4% of annual compensation deferred by an employee. For the years ended December 31, 2002, 2001 and 2000, the Company made matching contributions of $140, $116 and $54, respectively.

18. Commitments and Contingencies

The Company and the Operating Partnership are not presently involved in any material litigation nor, to their knowledge, is any material litigation threatened against them or their properties, other than routine litigation arising in the ordinary course of business. Management believes the costs, if any, incurred by the Company and the Operating Partnership related to this litigation will not materially affect the financial position, operating results or liquidity of the Company and the Operating Partnership.

On October 24, 2001, an accident occurred at 215 Park Avenue South, a property which the Company manages, but does not own. Personal injury claims have been filed against the Company and others by 11 persons. The Company believes that there is sufficient insurance coverage to cover the cost of such claims, as well as any other personal injury or property claims which may arise.

The Company has entered into employment agreements with certain executives. Six executives have employment agreements which expire between November 2003 and December 2007. The cash based compensation associated with these employment agreements totals approximately $2,125 for 2003.

During March 1998, the Company acquired an operating sub-leasehold position at 420 Lexington Avenue. The operating sub-leasehold position requires annual ground lease payments totaling $6,000 and sub-leasehold position payments totaling $1,100 (excluding an operating sub-lease position purchased January 1999). The ground lease and sub-leasehold positions expire 2008. The Company may extend the positions through 2029 at market rents.

The property located at 1140 Avenue of the Americas operates under a net ground lease ($348 annually) with a term expiration date of 2016 and with an option to renew for an additional 50 years.

The property located at 711 Third Avenue operates under an operating sub-lease which expires in 2083. Under the sub-lease, the Company is responsible for ground rent payments of $1,600 annually which increased to $3,100 in July 2001 and will continue for the next ten years. The ground rent is reset after year ten based on the estimated fair market value of the property.

In April 1988, the SL Green predecessor entered into a lease agreement for property at 673 First Avenue in New York City, which has been capitalized for financial statement purposes. Land was estimated to be approximately 70% of the fair market value of the property. The portion of the lease attributed to land is classified as an operating lease and the remainder as a capital lease. The initial lease term is 49 years with an option for an additional 26 years. Beginning in lease years 11 and 25, the lessor is entitled to additional rent as defined by the lease agreement.

The Company continues to lease the 673 First Avenue property which has been classified as a capital lease with a cost basis of $12,208 and cumulative amortization of $3,579 and $3,306 at December 31, 2002 and 2001, respectively. The following is a schedule of future minimum lease payments under capital leases and noncancellable operating leases with initial terms in excess of one year as of December 31, 2002.

December 31,	Capital leases	Non-cancellable Operating leases
2003	$ 1,290	$ 11,982
2004	1,290	11,982
2005	1,290	11,982
2006	1,322	11,982
2007	1,416	11,982
Thereafter	56,406	296,277
Total minimum lease payments	63,014	356,187
Less amount representing interest	47,152	—
Present value of net minimum lease payments	$15,862	$356,187

19. Financial Instruments: Derivatives and Hedging

Financial Accounting Standards Board's Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS 133") which became effective January 1, 2001 requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company recorded a cumulative effect adjustment upon the adoption of SFAS 133. This cumulative effect adjustment, of which the intrinsic value of the hedge was recorded in other comprehensive income ($811) and the time value component was recorded in the statement of income ($532), was an unrealized loss of $1,343. The transition amounts were determined based on the interpretive guidance issued by the FASB at that date. SFAS 133 may increase or decrease reported net income and stockholders' equity prospectively, depending on future levels of interest rates and other variables affecting the fair values of derivative instruments and hedged items, but will have no effect on cash flows.

The following table summarizes the notional and fair value of the Company's derivative financial instruments at December 31, 2002. The notional value is an indication of the extent of the Company's involvement in these instruments at that time, but does not represent exposure to credit, interest rate or market risks.

	Notional Value	Strike Rate	Expiration Date	Fair Value
Interest Rate Collar	$ 70,000	6.580%	11/2004	$(5,344)
Interest Rate Swap	$ 65,000	4.010	8/2005	(3,156)
Interest Rate Swap	$100,000	1.637	12/2003	(266)
Interest Rate Swap	$100,000	4.060	12/2007	(2,196)

On December 31, 2002, the derivative instruments were reported as an obligation at their fair value of $10,962. Offsetting adjustments are represented as deferred gains or losses in Accumulated Other Comprehensive Loss of $10,740. Currently, all derivative instruments are designated as effective hedging instruments.

Over time, the unrealized gains and losses held in Accumulated Other Comprehensive Loss will be reclassified into earnings as interest expense in the same periods in which the hedged interest payments affect earnings. The Company estimates that approximately $4,575 of the current balance held in Accumulated Other Comprehensive Loss will be reclassified into earnings within the next twelve months.

The Company is not currently hedging exposure to variability in future cash flows for forecasted transactions other than anticipated future interest payments on existing debt.

20. Environmental Matters

Management of the Company believes that the properties are in compliance in all material respects with applicable Federal, state and local ordinances and regulations regarding environmental issues. Management is not aware of any environmental liability that it believes would have a materially adverse impact on the Company's financial position, results of operations or cash flows. Management is unaware of any instances in which it would incur significant environmental cost if any of the properties were sold.

21. Segment Information

The Company is a REIT engaged in owning, managing, leasing and repositioning office properties in Manhattan and has two reportable segments, office real estate and structured finance investments. The Company evaluates real estate performance and allocates resources based on earnings contribution to net operating income.

The Company's real estate portfolio is primarily located in the geographical market of Manhattan. The primary sources of revenue are generated from tenant rents and escalations and reimbursement revenue. Real estate property operating expenses consist primarily of security, maintenance, utility costs, real estate taxes and ground rent expense (at certain applicable properties). See Note 5 for additional details on the structured finance investments.

Selected results of operations for the years ended December 31, 2002, 2001 and 2000, and selected asset information as of December 31, 2002 and 2001, regarding the Company's operating segments are as follows:

	Real Estate Segment	Structured Finance Segment	Total Company
Total revenues			
Year ended:			
December 31, 2002	$ 222,979	$ 23,176	$ 246,155
December 31, 2001	232,318	17,369	249,687
December 31, 2000	209,260	13,271	222,531
Operating earnings			
Year ended:			
December 31, 2002	$ 60,592	$ 15,446	$ 76,038
December 31, 2001	48,126	12,391	60,517
December 31, 2000	41,571	7,819	49,390
Total assets			
December 31, 2002	$1,327,530	$145,640	$1,473,170
December 31, 2001	1,182,939	188,638	1,371,577

Operating earnings represents total revenues less total expenses for the real estate segment and total revenues less interest expense for the structured finance segment. The Company does not allocate marketing, general and administrative expenses ($13,282, $15,374 and $11,561, for the years ended December 31, 2002, 2001 and 2000, respectively) to the structured finance segment, since it bases performance on the individual segments prior to allocating marketing, general and administrative expenses. All other expenses, except interest, relate entirely to the real estate assets.

There were no transactions between the above two segments. The table below reconciles operating earnings to net income available to common shareholders for the years ended December 31, 2002, 2001 and 2000.

	2002	2001	2000
Operating earnings	$76,038	$60,517	$49,390
Equity in net gain on sale of joint venture property	—	—	6,025
Gain on sale of rental properties/preferred investment, net of transaction and deferred compensation costs	—	4,956	35,391
Minority interest in operating partnership attributable to continuing operations	(4,545)	(4,419)	(7,179)
Income from continuing operations before cumulative effect adjustment	71,493	61,054	83,627
Cumulative effect of change in accounting principle, net of minority interest	—	(532)	—
Net income from continuing operations	71,493	60,522	83,627
Income from discontinued operations, net of minority interest	2,838	2,479	2,590
Net income	74,331	63,001	86,217
Preferred stock dividends	(9,200)	(9,200)	(9,200)
Preferred stock accretion	(490)	(458)	(426)
Net income available to common shareholders	$64,641	$53,343	$76,591

22. Quarterly Financial Data (unaudited)

As a result of the adoption of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," ("SFAS 144") and Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44, and 62, Amendment of FASB Statement No. 13, and Technical Corrections," ("SFAS 145"), we are providing updated summary selected quarterly financial information, which is included below reflecting the prior period reclassification as discontinued operations of the property classified as held for sale during 2002 and the prior period reclassification to interest expense of extraordinary losses from early extinguishment of debt.

Quarterly data for the last two years is presented in the tables below.

2002 Quarter Ended	December 31	September 30	June 30	March 31
Total revenues	$62,949	$63,186	$60,298	$59,723
Income net of minority interest and before gain on sale	18,363	18,647	17,448	17,043
Discontinued operations	803	789	650	593
Net income before preferred dividends	19,166	19,436	18,098	17,636
Preferred dividends and accretion	(2,423)	(2,423)	(2,423)	(2,423)
Income available to common shareholders	$16,743	$17,013	$15,675	$15,213
Net income per common share–Basic	$0.55	$0.56	$0.52	$0.51
Net income per common share–Diluted	$0.54	$0.54	$0.51	$0.50

2001 Quarter Ended	December 31	September 30	June 30	March 31
Total revenues	$60,377	$59,795	$64,541	$64,970
Income net of minority interest and before gain on sale	15,836	13,914	14,343	12,033
(Loss) gain on sale	(207)	647	3,002	1,514
Discontinued operations	369	786	600	697
Cumulative effect adjustment	—	—	—	(532)
Net income before preferred dividends	15,998	15,347	17,945	13,712
Preferred dividends and accretion	(2,414)	(2,414)	(2,415)	(2,414)
Income available to common shareholders	$13,584	$12,933	$15,530	$11,298
Net income per common share–Basic	$0.45	$0.45	$0.63	$0.46
Net income per common share–Diluted	$0.45	$0.44	$0.60	$0.45

23. Subsequent Events

On January 24, 2003, the Company closed on a $15,000 mezzanine loan. This is a two-year loan with three one-year extensions. Interest is payable at 10% above a 2% LIBOR floor.

On January 28, 2003, the Company entered into an agreement to sell the wholly-owned property located at 50 West 23rd Street for $66,000, before selling costs. The sale is expected to close during the first quarter of 2003.

On February 6, 2003, the Company obtained a new $35,000 first mortgage collateralized by the property located at 673 First Avenue. The ten-year mortgage bears interest at a rate of 5.67% and is interest-only for the first two years.

On February 13, 2003, the Company completed the previously announced acquisition of the 1.1 million square foot office property located at 220 East 42nd Street known as The News Building, a property located in the Grand Central and United Nations marketplace, for a purchase price of $265,000. Prior to the acquisition, we held a preferred equity investment in the property. In connection with this acquisition, the Company assumed a $158,000 mortgage, which matures in September 2004 and bears interest at LIBOR plus 1.76%, and issued approximately 376,000 units of limited partnership interest in our operating partnership having an aggregate value of approximately $11,300. In addition, the Company's $53,500 preferred equity investment in The News Building was redeemed in full. The remaining $42,200 of the purchase price was funded from borrowings under the Company's unsecured credit facility. This included the repayment of a $28,500 mezzanine loan on the property.